


05009475

July 4th, 2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Press releases:
  - Schneider Electric France presents the implementation of its industrial strategy (Annex 1)
  - Schneider Electric further consolidates its position in building automation (Annex 2)
  - Schneider Electric SA: *declaration of operations on its own shares* (Annex 3)
  - Schneider Electric enhances position in US with agreement to acquire Juno Lighting Inc, leader in commercial and residential lighting fuxtures (Annex 4).

- Miscellaneous:
  - Sustainable development, update 2004 (Annex 5).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.


Merlin Gerin
Square D

Schneider Electric SA
Société anonyme au capital de 1 809 553 416 €
Siège social : 43-45, boulevard Franklin Roosevelt
542 048 574 RCS Nanterre
Siret : 542 048 574 01775



Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Annex 1

Schneider Electric

Press Release

Schneider Electric France Presents The Implementation of its Industrial Strategy

(Rueil-Malmaison, France – June 3, 2005) – Schneider Electric France senior management met today with the company's Central Works Committee to present the main objectives of its industrial strategy and the related change project.

As part of the new^2 program's operational excellence process, the project addresses the need to locate production facilities as close as possible to markets, as a result of:
- Structural changes in the Schneider Electric worldwide revenue stream, with the fast growth in emerging markets and the rise of new needs in mature markets.
- The need to tailor products to customer and market needs.

It is being supported by Schneider Electric France's commitment to strengthening and sustaining its manufacturing expertise, skills and capabilities in France, where 9,200 employees work on more than 30 sites.

The project is intended to optimize the French manufacturing base and to develop the qualifications and skills of its production teams. It will help to enhance the mission of the plants, while enabling the consolidation of a number of facilities (Angoulême, Pacy-sur-Eure and Moirans). 450 employees will be retrained and/or transferred to other sites to help adapt their career paths and 280 employees will reach retirement age over the next three years.

Fully aware of the personal and professional issues at stake, Schneider Electric France senior management is committed to carrying out this project with the greatest respect for individuals by:
- Creating an ambitious training /requalification program for the employees concerned.
- Taking advantage of the fact that the plants are located close to one another to facilitate transfers.
- Maintaining an ongoing dialogue with the unions.

Lastly, Schneider Electric France senior management has proposed an action plan to employee representatives, to make progress on the support programs as part of a jobs and skills planning process.

All of these measures will be undertaken in compliance with the procedures for informing and consulting employee representatives.


Merlin Gerin
Square D
Telemecanique

Financial Communication :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Media Contact
Schneider Electric
Véronique Moine
tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95
Schneider Electric France
Gery Druon
tel. +33 (0)4 76 39 12 05
fax +33 (0)4 76 60 66 52

Media Contact
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Schneider Electric

Press Release (p. 2)

About Schneider Electric
Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 85,000 employees and operations in 130 countries, Schneider Electric generated sales of €10.4 billion in 2004 through 13,000 distributor outlets

Schneider Electric:
Giving the best of the New Electric World
to everyone, everywhere, at any time


Merlin Gerin
Square D
Telemecanique

Financial Communication
Schneider Electric
Alexandre Brunet

tél. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Media Contact
Schneider Electric
Véronique Moine
tél. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95
Schneider Electric France
Gery Druon
tel. +33 (0)4 76 39 12 05
fax +33 (0)4 76 60 66 52

Media Contact
DGM
Michel Calzaroni
Olivier Labesse
tél. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Schneider Electric

Annex 2.

Press Release

Schneider Electric further consolidates its position in building automation

Rueil-Malmaison, France, June 8, 2005 – Pursuing its strategy of selective targeted acquisitions, Schneider Electric announced today that it will acquire Invensys Advanced Building Systems operations in Europe and Middle East (ABS EMEA). The acquisition is subject to regulatory approvals.

ABS EMEA, owned by Invensys plc, is a leading provider of building automation solutions and services (regulation, monitoring and control of all technical equipment in buildings) in the UK under the Satchwell brand name and has a strong presence accross the rest of Europe and in the Middle East. The company generated revenues of $168 million for the fiscal year ended March 31, 2005, with a restated operating profit of $12.3 million.

The market of Automation and Control of Building utilities represents a significant growth potential for Schneider Electric since (i) it is a market worth some $11 billion, (ii) it is growing on average by more than 6% a year and (iii) it offers substantial synergy with Schneider Electric's existing positions.

Building Automation is one of the growth platforms on which Schneider Electric has been focusing on since it announced to develop new activities, less cyclical and with high growth potential. TAC acquisition in June 2003, enabled Schneider Electric to become a major player in building automation. The subsequent merger between TAC and Andover Controls, acquired in June 2004, further re-enforced Schneider Electric's position, notably in the US market, integrated systems and security capabilities. The ABS EMEA business will be integrated with the new entity Tour Andover Controls (TAC).

Schneider Electric's strategy was awarded the 2005 Growth Strategy Leadership of the Year by Frost & Sullivan thanks to its development in the Building Automation & Control market.

The merger of ABS EMEA and TAC will provide significant synergies

- Generates combined revenues of $800 million in 2005,
- Enlarges installed customer base,
- Offers growth opportunities in key markets (France, Italy, Gulf countries),
- Brings additional capabilities in peripherals (actuators, sensors, valves),
- Increases services competencies in building automation,
- Expands the current existing distribution channel,
- Improves internal efficiency and profitability.


Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Schneider Electric

Press Release *(p. 2)*

ABS EMEA acquisition is another step in Schneider Electric's growth strategy

Henri Lachmann, Chairman and CEO of Schneider Electric, commented: *"This acquisition fits very well with our strategy to continue to develop high growth potential platforms. Invensys Advanced Building Systems in Europe and Middle-East will bring us an expanded installed base and additional offering capabilities, notably in peripherals. The complementary fit between Tour Andover Controls and ABS EMEA is strong in terms of solutions and geographic coverage."*

Transaction details

Subject to regulatory approvals, Schneider Electric will pay $150 million in cash to acquire 100% of the ABS EMEA business. The acquired operations will be debt free.

Schneider Electric will be working in partnership with the other Invensys ABS businesses to sell their complementary products into EMEA territories.

In accordance with Schneider Electric's acquisition criteria, the expected Return On Capital Employed will cover Schneider Electric's Weighted Average Cost of Capital in the third year.

About Invensys

Invensys is a global automation, controls and process solutions Group. Its products, service expertise and ongoing support enable intelligent systems to monitor and control processes in many different environments. Leading companies in a wide range of industries rely on Invensys to help them perform with greater efficiency, safety and cost-effectiveness. The Invensys Group is made up of five businesses: Process Systems, APV, Eurotherm, Rail Systems and Controls. The Group is headquartered in London and is listed on the London Stock Exchange, with 35,000 employees working in 60 countries.

About Schneider Electric

Schneider Electric is the world's power and control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €10.4 billion in 2004 through the 13,000 sales outlets of its distributors. www.schneiderelectric.com

About TAC

A powerful force in the building automation industry, TAC combines the strengths of Andover Controls and TAC, two industry leaders with over 100 years of combined experience, and brings to the market one of the most integrated, innovative and globally supported building automation solutions, backed by Schneider Electric, the world's leading specialist in power and control. www.tac.com

Schneider Electric:
Give the best of the New Electric World
to everyone, everywhere, at any time


Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Annex 3

Schneider Electric

Press release

Schneider Electric SA: declaration of operations on its own shares

Rueil-Malmaison, June 15, 2005 – Declaration of operations on its own shares between June 9 and June 10, 2005

Stock market day:		Number of shares purchased	Weighted average price	Amount
06/09/2005	Purchase	5,000	60.3830	301,915.00
06/10/2005	Purchase	1,000	61.00	61,000.00
Total		6,000		362,915.00

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, building, industry and energy and infrastructure markets. With 85,000 employees and operations in 130 countries, Schneider Electric generated sales of €10.4 billion in 2004 through the 13,000 outlets of its distributors.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time



Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Annex 4

Schneider Electric

Press Release

Schneider Electric Enhances Position in U.S with Agreement to Acquire Juno Lighting Inc, Leader in Commercial and Residential Lighting Fixtures

Rueil Malmaison, France and Des Plaines, Illinois, June 30, 2005 - Schneider Electric (Euronext: SCHN) and Juno Lighting, Inc. (Nasdaq: JUNO) announced today that Schneider Electric's subsidiary, Square D Company, and Juno have signed a definitive merger agreement that provides for the acquisition of Juno by Square D in a transaction valued at approximately U.S. $610 million, which includes assumed debt of approximately U.S. $200 million. The merger between Juno and Square D will leverage the long-standing success, distinguished reputations and channels to market of both companies in the U.S. residential and commercial construction markets.

Acquisition Rationale

Juno is an industry leader with oustanding financial performance:

- A leader in the rapidly growing U.S. down lighting market
- Technology driven and performance minded focus
- Strong capabilities in new product development
- An influential U.S. representative network and expansive high-end customer base
- A highly efficient manufacturing model
- Strong and sustained financial performance

Juno has generated revenues of $242 million with a 21% operating margin for the fiscal year ended November 30, 2004. The company has achieved, on average over the last 10 years, an organic sales growth of 7% with an operating margin of 20%.

Schneider Electric expects to realize several benefits in combining Juno with its North American Operating Division, including leveraging the combined distribution channels to offer a broader product portfolio, access to new markets and opportunities to cross-sell complementary products across each company's customer base.

Dave Petratis, Executive Vice President, Schneider Electric North American Operating Division, commented, *"This acquisition clearly signals our commitment to extend our offering in the U.S. market. The addition of Juno is a perfect fit and a great complement to our core business in North America, targeting residential, commercial and retail construction. Our business models and channels to market are complementary. The Juno reputation for quality, service and operating performance is unparalleled. We look forward to working with the Juno team to exceed the needs of our mutual customers."*

Tracy Bilbrough, President and CEO of Juno added, *"This merger with Square D is an exciting development for our customers, employees, sales agents and suppliers. This combination enhances our ability to deliver the innovation, operational excellence and customer service that has driven our growth over the years. We are excited to become a part of a company with such a distinguished history in the electrical industry and look forward to delivering on the promise of this merger to the benefit of our customers."*


Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet
tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

Contact
Juno Lighting Inc.
George Bilek
Tel. +1 847 813 8330

Transaction Details

Under the terms of the merger agreement, each outstanding share of Juno's common stock will be converted into the right to receive U.S.$44.00 in cash, and each outstanding share of Juno's preferred stock will be converted into the right to receive cash in the amount equal to the product of U.S.$44.00 times the number of shares of common stock into which such shares of preferred stock are convertible. Immediately prior to the closing of the transaction, Juno will pay the cash dividend required by Juno's certificate of incorporation to the holders of the preferred stock in the amount of the accumulated but unpaid dividends on those shares.

The board of directors of Juno has unanimously approved the merger agreement. The transaction is subject to approval by Juno's stockholders and other customary conditions, including regulatory approvals, and is the culmination of Juno's previously announced review of strategic alternatives during which it was advised by Wachovia Securities. Juno's majority stockholders, affiliates of Fremont Partners, a private equity firm based in San Francisco, California, which beneficially owns approximately 75% of Juno's stock, have agreed to vote in favor of the merger unless the merger agreement is terminated. The transaction is expected to be completed in Juno's last fiscal quarter of 2005.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger described in this press release. Juno intends to file a proxy statement and other relevant documents related to the proposed merger with the Securities and Exchange Commission ("SEC"), and the proxy statement will be mailed to the stockholders of Juno. **JUNO STOCKHOLDERS ARE URGED TO READ JUNO'S PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.** Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, and Juno stockholders and investors may obtain free copies of the documents filed with the SEC by Juno (when they are available) from its corporate website at www.junolighting.com or by directing a request by mail or telephone to Juno Lighting, Inc., 1300 S. Wolf Road, PO Box 5065, Des Plaines, IL 60017-5065, Attention: Chief Financial Officer, Telephone: 847-827-9880.

Participants in Solicitation

Juno and certain of its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies from stockholders of Juno in connection with the proposed merger. Information regarding the interests of such "participants" will be set forth in Juno's proxy statement regarding the merger when it becomes available. Information regarding certain of these persons and their beneficial ownership of common stock and preferred stock of Juno as of March 15, 2005 is also set forth in the proxy statement for Juno's 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2005, and Juno's Annual Report on Form 10-K, which was filed with the SEC on February 25, 2005. These documents are or will be available free of charge, at the SEC's web site, www.sec.gov, and Juno stockholders and investors may obtain free copies of the documents filed with the SEC by Juno (when they are available) from its corporate website at www.junolighting.com or by directing a request by mail or telephone to Juno Lighting, Inc., 1300 S. Wolf Road, PO Box 5065, Des Plaines, IL 60017-5065, Attention: Chief Financial Officer, Telephone: 847-827-9880.


Merlin Gerin
Square D
Telemecanique



Press Release *(p. 3)*

Forward-Looking Statements

Statements about the expected timing, completion and effects of the proposed merger and all other statements in this release other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements. Juno may not be able to complete the proposed merger on the terms described above or other acceptable terms or at all. Potential risks and uncertainties regarding the acquisition include, among others, the required receipt of necessary regulatory approvals, including under applicable antitrust laws, other conditions to the closing of the proposed merger, the possibility that the transaction will not close or that the closing may be delayed and the effect of the announcement of the proposed merger on Juno's customer relationships, operating results and business generally, including the ability to retain key employees. Certain of these factors, and other factors that may affect the business or financial results of Juno are described in Juno's filings with the SEC, including Juno's annual report on Form 10-K for the fiscal year ended November 30, 2004.

About Juno Lighting, Inc.

Juno is a leader in the design, assembly and marketing of recessed and track lighting fixtures. Its broad product line is used in commercial and residential remodeling and in new construction. Juno's primary means of distribution is through over 2,100 distributors of lighting products located throughout the United States and Canada. The Company has established itself as a preferred lighting supplier by providing high quality and well-designed products, superior customer service, timely delivery, technical advice and product training. Juno has received numerous awards and honors for its performance in these areas, including recognition for being an outstanding supplier, industry leader, lighting educator, and manufacturer of products distinguished by superior engineering and design. Since its founding in 1976, Juno has been dedicated to world-class customer service, breakthrough innovation, and remains focused today on "Changing Lighting Forever."

About Schneider Electric

Schneider Electric is the world's power and control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €10.4 billion in 2004 through the 13,000 sales outlets of its distributors. www.schneiderelectric.com

Schneider Electric:
Give the best of the New Electric World
to everyone, everywhere, at any time


Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Press Contact
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89

Contact
Juno Lighting Inc.
George Bilek

Tel. +1 847 813 8330


Futu e

Sustainable Development Report

Report on our economic, social and environmental responsibility in 2003

Merlin Gerin
Square D
Telemecanique


Schneider
Electric
Building a New Electric World

Methodology

Use of the Global Reporting Initiative as a reference

We have used the Global Reporting Initiative (GRI) as a reference in defining and assessing our social and environmental performance. Created in 1997, the GRI international benchmark grew out of work involving the United Nations Environment Program, private companies, non-governmental organizations and specialized groups. Reflecting our commitment, GRI indicators for each section are listed in the table of contents on page 1.

Compliance with France's NRE legislation

This report has also given us the opportunity to address the requirements of France's NRE legislation more specifically and exhaustively. Article 116 of the NRE Act requires listed companies governed by French law to release information on 46 quantitative and qualitative criteria assessing their social and environmental performance.
This information is presented on pages 49 to 56 of our 2003 Annual Report, which can be downloaded at
www.schneider-electric.com/en/chiffres/cptes.htm



Contents



To find out more about Schneider Electric go to www.schneider-electric.com



Interview

Henri Lachmann
Chairman and Chief Executive Officer
of Schneider Electric

How do you define sustainable development?

Sustainable development is how we meet our responsibilities to the community in today's world.
Our mission of giving the best of the New Electric World to everyone, everywhere at any time naturally integrates the idea of progress and responsibility.
Schneider Electric is a global company present in 130 countries.
Wherever we operate, we need to be deeply committed at the local level.
We can only move forward if we constantly integrate contributions from all cultures and all the professions of Electrical Distribution and Automation & Control.
We want to take advantage of our diversity, with the goal of cultivating differences and creating wealth in all our host countries.

How is Schneider Electric responding to the challenges of sustainable development?

Sustainable development is a major focus of our NEW2004 program, with a dedicated challenge devoted to Corporate Community Responsibility. We have defined overall objectives with specific indicators adapted to local conditions. In this way, we can track progress in meeting our commitments everywhere we operate.
We have also created a Sustainable Development department at the corporate level to raise awareness across the Company and to ensure that improvement programs are implemented properly.
It's crucial that each and every one of us embraces these challenges and goals.
Lastly, I have asked a non-executive member of the Board of Directors to regularly monitor our sustainable development commitments and our progress in meeting them.

Chairman and Chief Executive Officer Henri Lachmann explains how a company like Schneider Electric integrates the challenges of sustainable development.

What has the concept of sustainable development brought to your Company?

By raising the issue of our social, societal and environmental responsibilities, the concept prompted us to develop guidelines entitled *Our Principles of Responsibility.*
For a company like ours, which every year takes on several thousand new employees worldwide, this was a highly structuring process. We then deployed improvement objectives, such as providing basic social coverage for all our employees around the world or ensuring that all our plants are certified to ISO 14001 standards by year-end 2004.
Another example concerns helping disadvantaged youth enter the workforce; teams at more than 400 of our sites are fully committed to supporting dedicated local associations involved in this area.

What are the major challenges for the future?

Climate change and the efficient use of natural resources are the most important challenges, both now and in the future. We're fully aware of the stakes and intend to help build a sustainable world by providing customers with environmentally friendly products and solutions. In particular, our innovations are helping to improve energy efficiency and reduce energy consumption.

Our acquisition of TAC in 2003 will further enhance our ability to convince customers that, by reducing energy consumption, we can not only cut costs but also make a responsible commitment to future generations.

Does being a leader entail special responsibilities?

When we say that the future will be increasingly electric, with new types of generation and fresh applications, we are also making a commitment to support research initiatives in combined heat and power, for example, and to ensure that every time we consume energy we do so more efficiently. In other words, we have the important advantage of being part of the solution, not part of the problem.
We have great potential, and our commitment and achievements will make the difference.



Henri Lachmann
Chairman and Chief Executive Officer

Our vision and responsibilities





Electricity is an integral part of our daily lives and indispensable in the production of most of the products and services we use.
The challenge today is to discover ways to consume this energy more effectively, to innovate for greater efficiency, and to find the technical and financial resources that will allow us to share electricity and support its development.
With this in mind, we intend to help build a more sustainable world in all the regions in which we operate by providing customers with products and solutions that facilitate access to energy and help reduce energy consumption.

Giving the best of the New Electric World to everyone, everywhere, at any time.

Schneider Electric, an industry leader

Schneider Electric is the only global company devoted exclusively to Electrical Distribution and Automation & Control. The Schneider Electric family comprises three major global brands (Merlin Gerin, Square D and Telemecanique), specialist brands (including Crouzet, MGE UPS Systems and TAC) and local brands (Eunea, Feller, Federal Pacific, etc.).



A leader and a specialist

Schneider Electric develops products, equipment and services for controlling, monitoring, protecting, and supervising machines and networks.
Generally integrated into complex installations and invisible to end-users, our products are indispensable at every stage of the power transmission and distribution chain in four core markets: Residential, Buildings, Industry, and Energy & Infrastructure (see pages 8-9).
We are one of the international marketplace's leading suppliers of switchgear and low-voltage equipment, as well as of medium-voltage devices and programmable logic controllers.
Today, Schneider Electric is the only company in the world focused exclusively on Electrical Distribution and Automation & Control.
Our competitors include large, diversified broadline manufacturers such as ABB, General Electric, Mitsubishi Electric and Siemens; multinational specialist manufacturers like Omron and Rockwell Automation; and medium-sized providers of electrical distribution equipment with a more regional presence, such as Eaton, Hager and Legrand.

Global and local

In 2003, Schneider Electric had operations in 130 countries on all continents, including 177 production sites and 60 logistics centers. With 74,276 employees, we generated sales of €8,780 million.
While sales outside Europe and North America have tripled since 1993, the number of expatriate employees has remained unchanged, as we have been able to meet most of our new human resources needs through local hiring and training initiatives, internal promotion and mobility programs (see page 33).

Products for the international market represent 40% of sales, but we also tailor our lineup to local expectations, specifications and needs with the support of nearly 80 product development sites in 25 countries.
This local presence enables us to pursue sales opportunities wherever they arise and reduces exposure to business cycles in local markets.





A strategy of geographic redeployment

Schneider Electric makes 55% of its sales in Europe, 25% in North America and 20% in the rest of the world. Our greatest growth potential is in emerging markets like China, Brazil, India and Eastern Europe, as well as in certain industrialized countries, such as Australia, Japan and South Korea.

To anticipate these developments and serve growth markets locally, we initiated a strategic redeployment program in 2002 designed to move our production sites closer to customers.

Research and development is also organized at the global level to meet a broad range of customer expectations, with development centers in Europe, the United States and Asia and customer support centers near supplier regions for emerging countries, in Mexico and soon in China.

This redeployment entails changes in the location, organization and number of jobs, but in the long run it will benefit the entire organization–even in more mature markets–and enables us to extend our operations worldwide in a responsible manner.

From manufacturing to assembling

Founded in 1836, Schneider & Cie steadily built a presence in heavy machinery and transportation equipment through the mid-20th century. Having established a position in electricity in the late 19th century, the Company gradually refocused on this industry with the acquisition of Merlin Gerin in 1981, Telemecanique in 1988 and Square D in 1991. The refocusing process was completed in 1997 with the divestment of Spie Batignolles. In 1999, the year in which it acquired Lexel A/S, the Company changed its name to Schneider Electric SA, which owns all outstanding shares of Schneider Electric Industries SAS. Today, Schneider Electric assembles and develops products and solutions. Its purchases are comprised largely of finished, machined components (see page 12).


Europe
More than
43,000 people*
North America*
More than
16,000 people*
Middle East
More than
1,100 people
Africa
More than
1,200 people*
South America
and Caribbean
More than
1,500 people*
Asia – Pacific
More than

*Estimate: April 2004

Schneider Electric, an industry leader

Growth opportunities in four core markets

The need for a steady, reliable, monitored supply of electricity is universal, from production facilities to transportation infrastructure, buildings and single-family homes.
By controlling, monitoring and protecting equipment and people, our products make using electricity safer, simpler and more efficient for everyone.

Energy & Infrastructure

Optimizing availability, safety and operating costs

Lineup

Our solutions, products and services cover:
- Power generation and distribution.
- Energy metering and quality.
- Water transportation and treatment.
- Passenger and freight transportation.
- Telecommunication infrastructure.
- Gas and oil infrastructure.
- Multi-site remote management.

Business environment

Growth is being driven by the operation of Internet-related infrastructure, the privatization of public infrastructure, the development of renewable and distributed energy, stricter environmental legislation, heightened safety requirements and the extensive outsourcing of services, as well as by the need for infrastructure for passenger and freight transportation, due to globalization, and for water treatment, due to depletion.

Main customers

Systems integrators, OEMs, electric companies, large industrial companies, service firms, public-sector investors and supervisory authorities.





Industry

Optimizing productivity, flexibility, safety and traceability

Lineup

Our solutions, products and services cover:
- Machine control.
- Process automation.
- Electrical supply and distribution.
- Single or multi-site production data management.

Business environment

All sectors are served, including the food and beverage, packaging, automobile, pharmaceuticals, electrical components and chemicals industries. Major growth paths include global partnerships with strategic accounts and OEMs, as well as Transparent Ready™ solutions*.

Main customers

Engineering firms, systems integrators, OEMs, large industrial companies, panelbuilders and electrical equipment distributors.

Ready

** Transparent Ready™ allows customers to manage electrical distribution and automation data on one or more sites.*
For more information: www.transparent-ready.com

Buildings

Optimizing comfort, safety, communication and operating costs



Lineup

Our solutions, products and services cover:
- Electrical supply and distribution.
- Utilities management (lighting, air conditioning, elevators, access control, etc.).
- Data exchange (Voice-Data-Image, landline, power line carrier technology, and radio).
- Multi-site remote management for office buildings, shopping malls and stores, industrial buildings, ships, hotels, hospitals and schools.

Business environment

There is significant growth potential in the management of industrial and commercial buildings through Transparent Ready™ solutions* and services offerings.

Main customers

Developers, engineering offices, contractors and panelbuilders, electrical equipment distributors, systems integrators and operating companies.

Residential

Optimizing availability, safety and operating costs



Lineup

Our solutions, products and services for single-family homes and apartment buildings cover:
- Electrical distribution (protection and installation systems).
- Monitoring and safety.
- Home automation and data exchange systems based on advanced technologies (Voice-Data-Image, landline, power line carrier technology, and radio).

Business environment

This is a dependable, steady market in which renovation accounts for 50% of demand. There are substantial growth opportunities linked with expansion in emerging markets and the development of new technologies.

Main customers

Architects, building owners, developers, building contractors, electricians, electrical equipment distributors, and DIY superstores.

Towards a New Electric World

Energy efficiency is a primary concern for Schneider Electric, now and in the future.
Our offer enables customers to enhance environmental protection without sacrificing comfort.



Electricity, energy source of the future

The future will be increasingly electric.
As electricity, automation and communication technologies converge, smart homes, information highways and transparent factories will become part of our daily lives.
With this in mind, Schneider Electric is focusing on its mission of providing the best of the New Electric World to customers in its various markets with reliable, innovative, high-performance systems and services that improve competitiveness, safety and comfort.
In industrialized countries, expectations are evolving. Customers want us to help them optimize energy management with the goal, among others, of reducing electricity consumption and widening the choice of energy sources.
These expectations are opening new outlets for our products and services while enabling customers and end-users to meet their own sustainable development goals.
In developing markets, customers focus mainly on implementing solutions that make electrical installations viable, thereby facilitating widespread access to electricity or water.

Sustainable development, a strategic opportunity

In the New Electric World focused on energy performance, the principles of sustainable development are a growth driver for Schneider Electric. Energy has become a critical resource for customers in terms of both risk and costs and we are positioned to provide appropriate technological solutions.
To take advantage of these opportunities, we are pursuing a strategy focused on five growth platforms: secured power, energy efficiency, building automation, building safety and components for repetitive applications.
These platforms are intended to develop future core businesses aligned with our current operations; three of them directly support sustainable development measures and target markets that are currently growing by 6% to 10% a year.
The energy efficiency platform develops products and services to monitor energy use and improve energy performance in electrical installations. These include smart meters that, at certain times, allow for intelligent load shedding.
The building automation platform develops solutions that do things like automatically close shutters or regulate temperatures with the goal of reducing energy loss.
Lastly, the secured power supply platform indirectly impacts issues concerning energy source selection and management. The guarantee of uninterrupted supply entails upgrading and optimizing electrical systems, thereby generating energy savings.





To develop this secured energy platform, we have invested some ¤6 million in start-ups involved in alternative energy sources like fuel cells and gas turbines.
Our strategic targets include customer families closely linked to sustainable development challenges, in particular strategic accounts (see page 31).
These include water distribution companies, through electrical distribution and automation solutions that enable them to upgrade their facilities, and urban mass transit organizations that will expand in an environment that promotes alternatives to the automobile and the use of wind turbines or other renewable energy sources.


8
2028

"Energy efficiency means the same level of comfort or service at lower cost."

Interview/ Odd-Even Bustnes,
Special Aide to CEO and Consultant for Energy Resources and Commercial and Industrial services at the Rocky Mountain Institute

Rocky Mountain Institute is an entrepreneurial nonprofit organization that fosters the efficient and restorative use of natural, human and other capital to make the world more secure, just, prosperous, and life sustaining.

→ *What is the market principle of energy efficiency?*

The idea is to find a balanced trade-off between efficiency and energy supply—to let the two compete on a level playing field through rewarding efficient end-use and load management, unbundling service attributes, and shifting suppliers' mission, structure, and culture, to name a few. Under the current system, consumers reap all the benefits of reducing energy consumption, leaving suppliers with one single incentive: to sell more electricity. What we need is a market framework that allows consumers to reduce their bills through reduced consumption while rewarding energy producers with higher margins through lowered capital expenditures and through a rate structure tied to how much their consumers have reduced kilowatt-hour usage. In sum, lower usage should give higher rates to the utility and lower bills to the customer. Market rules in some States already enable this.

→ *Where are the potential reservoirs for energy savings?*

In the US, we have considerable potential for energy savings. To give an example, industrial, domestic and other motors typically consume electricity worth their own capital cost multiple times per year. These also consume over half of total electrical output, yet on average these are quite inefficient. This consumption could be reduced by 25% if we used the most efficient motors available in the market. The energy used by air conditioning could be cut by 50% to 75%, notably by improving building insulation.

→ *How can we shift from a traditional business model based on selling a service (power distribution), to one based on energy efficiency, in which the provider is paid in relation to the energy savings achieved?*

TAC has developed a good model with its performance contracts. Schneider Electric should provide its customers with a comprehensive energy solution rather than an energy automation package, with explicit pricing of service attributes (not power delivery) such as enhanced reliability and provision of heating and cooling services.

→ *Don't you find it unfortunate to use the term "negawatts" to express a gain for companies and the planet?*

"Smart energy use" would perhaps be better, the point being that energy efficiency allows people to benefit from having the same level of comfort or service at a lower cost.

www.rmi.org

Impact of our businesses

From the purchase of raw materials to the end of product life, our businesses impact society and the environment. The most significant effects are indirect, notably through reducing customer energy consumption and influencing suppliers' social and environmental practices.


Purchases
Production
Raw materials and production resources
Processed components
Electrical and electronic products and components
Non-production

Purchases

> Profile

• **750** Schneider Electric employees are involved in purchasing.
• They represent the equivalent of **4,800** indirect supplier jobs.
• **128** of our suppliers have signed the Global Compact.
• (see page 27)

> Effects

Mainly in the chemicals or mining industries, in the areas of energy consumption, air and water pollution, waste, and the destruction of natural surroundings and biodiversity.

> Influence

Limited room for action due to Schneider Electric's marginal share of purchasing markets and dependence on spot market prices, and relatively little overall understanding of suppliers' social and environmental conditions.

> Improvement plans

• Improve understanding of our suppliers and of their suppliers, who provide raw materials.
• Include more social and environmental criteria in the supplier selection process.

Production

> Profile

• **119** of our 177 production sites serve local markets.
• **43,944** employees work at these sites, most of which have fewer than 300 employees.
• **74%** of our production facilities were ISO 14001 certified at year-end 2003.

> Effects

Relatively small environmental impact for the business, which essentially involves assembling products. Impact mainly through the consumption of raw materials and energy. Airborne emissions not significant and below regulatory limits.

> Influence

Direct influence on the manufacturing base. Schneider Electric's decision to produce close to local markets limits the environmental impact as it means smaller production units and less transportation.

> Improvement plans

• Ensure that all production sites and logistics centers are ISO 14001 certified at year-end 2004.
• Extend the use of Best Available Techniques (BAT).

Distribution

Distributors

Contractors and systems integrators

Strategic accounts

End users

Industry

Buildings and residential market

Energy and infrastructure

End of life

Disassembly/ recycling channels

Landfilling

Incineration

Distribution

> Profile
• Direct and indirect sales
- **7,000** Schneider Electric sales staff and 100 global strategic accounts (**8%** of sales).
- **13,000** distributor sales outlets (**50%** of sales).
• Products most often integrated into complex installations, invisible to end users.
• **70%** shipped by road, **15%** by sea and **10%** by air.

> Effects
Mainly from road and air shipment (energy consumption, greenhouse gas emissions and air pollution).

> Influence
Direct influence on the choice of transport and supply chain organization; indirect influence on shippers' environmental performance.

> Improvement plan
Move production sites closer to their markets.

End users

> Profile
• More than **79%** of sales in Europe and the United States.
• Sales by market


9%
17%
42%
32%
Energy & Infrastructure
Industry
Buildings
Residential

> Effects and influence
• Because fossil fuels are the source of most of the electricity produced worldwide, energy savings generated by Schneider Electric's products, solutions and services help reduce greenhouse gas emissions.
• Schneider Electric has a direct influence on the safety of product users.

> Improvement plan
Develop energy-efficient products, either internally or through acquisitions.

End of life

> Profile
• Average product life: **10-20 years.**
• **57%** of global products eco-designed at year-end 2003.
• Treatment of end-of-life products available in Europe.

> Effect
Linked to product incineration and landfilling (greenhouse gas and toxic substance emissions) and the presence of hazardous substances in certain products (polychlorinated byphenyls, SF6 gas, asbestos, batteries, etc.).

> Influence
Direct influence on making products environmentally friendly, through the development of eco-design and end-of-life processing solutions.

> Improvement plans
• Ensure that **100%** of new global products are eco-designed in 2004.
• Develop end-of-life treatment solutions.
• Improve understanding of the end-of-life product channel.

Our approach to sustainable development





A company's long-term viability depends on its ability to respond to economic, social and environmental challenges. At Schneider Electric, responsibility is an integral part of our strategic vision and improvement program. More than a philosophy or business culture, responsibility is a strategic commitment that enables us to federate our entire organization around tangible objectives, as part of our corporate mission.
This allows our teams around the world to buy into our sustainable development approach and adapt it to local laws and practices. With this in mind, we have established and aligned global and local objectives to which all units and employees contribute directly.

"Responsibility is a state of mind, a lever for improvement, that ensures being able to meet the challenges presented to us."
Henri Lachmann

Corporate governance and sustainable development organization

With sustainable development, our challenge is to create a community of active, effective process managers throughout the organization.
This commitment at the local level gives our approach its global scope.



The Schneider Electric Board of Directors comprises thirteen members, eight of whom are independent Directors, as defined in the Bouton report on corporate governance.
Foreign representation is also significant as the Board includes five non-French Directors.
Employee shareholders are represented by a Director who sits on the Supervisory Board of the "Schneider Actionnariat" corporate mutual fund.
The average age of the Board members is 61.
In March 2003, the Board approved a set of operating rules and procedures that include and expand on previously adopted resolutions concerning the organization and operations of the Board and its committees (Remunerations/ Appointments and Audit).
Schneider Electric has also adopted a code of ethics for Directors and employees.
Two committees–the Remunerations and Appointments Committee and the Audit Committee–assist the Board in its mission.
One Director and member of the Audit Committee, James Ross, has been assigned on behalf of the Board to develop specific expertise in the area of sustainable development.

Involvement at the highest levels

The new Schneider Electric organization implemented in 2002, which separates strategic deployment from operational management, is aligned with the main guidelines of sustainable development policy.
The organization includes:
- A Chairman and Chief Executive Officer who oversees strategic deployment and two functional divisions (Finance & Control-Legal Affairs and Human Resources & Communication).
- A Chief Operating Officer, who oversees three corporate divisions (Customer & Market, Product & Technology, and Globalization & Industry) and the operating divisions (Europe, North America, International & Iberia, and Asia & Pacific).

In 2003, five executive committees were created: Direction & Strategy, Acquisitions, Operations, HR and New Products.

Interview/ Morgan Carval, Analyst, Industrial Goods and Services, BNP-Paribas Asset Management, Sustainability Research



BNP Paribas Asset Management is the investment management arm of BNP Paribas, the leading bank in the euro zone in terms of net profits. A subsidiary with its own resources, BNP Paribas Asset Management has €167.7 billion of assets under management and is one of the leading players in European fund management.

→ *What are the main criteria used by BNP-Paribas Asset Management for its non-financial assessments?*

**In addition to traditional financial evaluation, we try to uncover sources of value creation or destruction in the area of corporate governance, social and environmental responsibility.
We look at issues such as shareholders' rights, human capital management, pollution risks and a range of other sector-specific issues.**

→ *What trends do you anticipate for Schneider Electric's industry?*

Tighter environmental legislation will create new responsibilities for manufacturers. This concerns both product content, through the banning of toxic compounds, and end-of-life management, with new recovery and recycling requirements. On the other hand, the potential increase in electricity prices and development of renewable energy sources will create new requirements for industrial customers. On the social side, investors' concern over employment practices and labor standards will increase as the industry expands in emerging countries.

www.bnpparibas.com

Schneider Electric has a clearly defined environmental strategy and a history of social responsibility inherited from Merlin Gerin, Telemecanique and Square D.
Today, *Our Principles Of Responsibility* have given our commitment greater alignment.

	Corporate Governance: legal obligations, recommendations & expectations			Schneider Electric's performance		
Independence	**Directors *with regards to* Management**	At least 30% of Board members and 50% of Remunerations Committee members should be independent Directors ▲	*Percentage of independent Directors*	*Board of Directors*	*Audit Committee*	*Appointments and Remunerations Committee*
			*Bouton report definition** △	53%	100%	40%
		Average term of 5 years for Directors △		4 years		
	Auditors *with regards to* Management	No consulting services sold by auditors △ ■		True		
		Meetings between auditors and Directors without senior management ■ △		Twice with external auditors Four times with internal auditors		
	Directors among themselves	No cross-Directorships, no seats on the same Boards and no shared past (education, career or family) ▽		46%		
Role in decision-making	**Directors**	Number of meetings and average attendance rate ▽		8 three-hour meetings, 91%		
		Audit, Appointments and Remunerations Committees △		*Audit Committee*	*Appointments and Remunerations Committee*	
		Number of meetings ▲		5	4	
		Attendance rate ▲		100%	100%	
		Assessment of Board operations every three years △		Assessed in 2002, reviewed in 2003		
	Shareholders	Attendance at Annual Meetings ▽		40%		
		Percentage of decisions submitted to a vote by shareholders ▽		0%		
	Other stakeholders	Directors representing employees or other non-shareholder stakeholders and percentage of their proposals approved ▽		0%		
		Number of corporate social responsibility resolutions voted and approved at the Annual Meeting ▽		1		
		Number and percentage of questions at the Annual Meeting about corporate social responsibility issues ▼		8 questions on corporate social responsibility out of a total of 17 (47%)		

Obligation - Recommendation ▲ Viénot or Bouton reports ■ Sarbanes Oxley Act ▼ Other issues expressed by stakeholders

**For the company or its group, the Director is not an employee or corporate officer (mandataire social) and has not been one during the previous five years; is not a corporate officer of a company in which the company holds, either directly or indirectly, a directorship; is not a customer or supplier (going back five years) that is material for the company or its group; does not have any close family ties with a corporate officer of the company; has not been an auditor of the company over the past five years; and has not been a Director of the company for more than twelve years.*

A dedicated organization

Following the creation of a Sustainable Development department in 2002, two specific groups were formed in 2003:

- The sustainable development council, which sets strategic objectives for the Company's sustainable development improvement plans. Members meet with the Chairman once a year to confirm compliance with sustainable development principles in their respective areas.
- The sustainable development committee, which brings together representatives from the functional and operating divisions. With the Vice-President Sustainable Development, it deploys sustainable development improvement plans within the Company and ensures their consistency.

Correspondents across the organization

Our sustainable development approach is relayed by an extensive network of correspondents throughout our organization. Each production site has its own environmental management officer reporting directly to the plant manager who, in turn, reports to the country manager. This network of 160 correspondents is supported by an environmental policy manager in the Globalization & Industry department.

Our eco-design strategy is supported by the Science and Technology Division, which coordinates its application with product managers who oversee environmental issues. Dedicated intranets within each of these networks centralize information on strategy, regulations and best practices.

Regarding social strategy, operating division executives are responsible for effectively managing human resources in subsidiaries under their management. They are in charge of implementing and tracking the NEW2004 program and deploying Our Principles of Responsibility. Information on social strategy is continuously exchanged on He@rt, the Human Resources intranet.



Interview with James Ross,
Independent non-executive Director of Schneider Electric,
Chairman of National Grid Transco

→ ***How does the concept of sustainable development benefit shareholders?***

We're living in a transparent, interconnected world. Shareholders no longer accept that a company can create wealth without respecting the law or the interests of other stakeholders, including employees.

→ ***What is your approach to sustainable development?***

I think it has to be part of a very broad vision that takes into account the Company's long-term interests. If we can match these interests to those of the larger community, then we have a very powerful lever. At Schneider Electric, we're beginning to see involvement in these issues at the operating level. Senior management believes fully in sustainable development. As a Director, I'm committed to seeing how and to what extent the Company is meeting its sustainable development commitments.

Managing our approach

In a globalizing world,
Our Principles of Responsibility provide a reference that informs the decisions and actions of everyone in the organization. These principles define the Company's commitment to each of its stakeholders and align all our policies.



Our Principles of Responsibility, the Company's reference

Implemented in late 2002 and early 2003, Our Principles of Responsibility were developed by 600 team members in some 15 international working groups. Today, it is the document of reference for individual employees and teams. Non-compliance with the Principles constitutes gross negligence. The Executive Committee approved the document and its deployment procedures in December 2002.

Commitments made for the Company as a whole were met in 2003:

- Internally, we communicated extensively with the entire worldwide workforce to inform employees about Schneider Electric's commitments. Some 65,000 copies of the NEW *World* in-house newsmagazine were distributed in French, English and Spanish.
- The finalized Principles of Responsibility are included in all new work contracts worldwide.
- Local policies are based on the document. Broad-based deployment began in the country organizations in 2003 and will be finalized in 2004.

Our Principles of Responsibility have been translated and given to each employee in China, Hungary, France, the United States, Spain, South Korea, Greece, Japan, Germany, Turkey, Brazil and other countries.

To find out more, go to: www.schneider-electric.com/fr/pdf/principes_resp_fr.pdf.



Nos principes de
Responsabilité
pour un New Electric World

Nuestros principios de
Responsabilidad
para un New Electric World

Our Principles of
Responsibility
for a New Electric World

Schneider Electric

Our Principles of Responsibility in Taiwan

Schneider Electric Taiwan distributed the Company's *Principles of Responsibility* to its 80 employees. Each was asked to sign a form acknowledging receipt of the document and to take a quiz to demonstrate his or her understanding of the concepts. The *Principles of Responsibility* are also handed out to all new employees, included in work contracts, posted in offices and on the intranet, and printed on pay slips. Management discusses the Principles at its meetings and all team members are regularly tested on their proper deployment.

Major challenges and how we are meeting them

Economic challenges

- ▲ ● Develop the market for energy efficiency and reduced consumption
- ■ Innovate
- Achieve a balanced fit between renewal markets in industrialized countries and investment markets in emerging economies
- ▲ ✱ Invest in emerging economies to contribute to their economic growth
- ✱ ■ Maintain a balanced presence worldwide (innovation, production and sales shared equitably among all continents)
- ▲ Maximize local economic impact for our operations
- ▲ ■ Make a meaningful commitment in our host regions
- ■ Aim for total product quality
- ▲ ▽ Foster equitable relationships with suppliers
- ▲ Eliminate uncompetitive practices and corruption
- ● Promote improvements in safety conditions for product use
- ■ Adjust base costs to business conditions

Social challenges

- ◆ Ban forced labor/child labor
- ◆ Promote human rights
- ▲ ■ Foster better health and safety conditions
- ▲ ◆ Respect and promote social dialogue
- ▲ ■ Increase salary and career opportunity equity
- ▲ ■ Promote diversity and ban discrimination within the Company
- ▲ ■ Make management positions available to local people
- Restructure responsibly
- ▲ Develop staff employability
- ▽ Ensure supplier compliance with ILO conventions
- ▲ ■ Foster employee participation in local development initiatives

Environmental challenges

- ▲ ● Improve the energy efficiency of our products
- ▲ ● Reduce product size
- ▲ ● ■ Pursue research and development of alternatives to hazardous substances
- ▲ ● Reduce toxic airborne emissions from products through eco-design and improvements in leak-tightness and manufacturing processes
- ● Minimize products' end-of-life impact
- ● Develop solutions for end-of-life waste, notably through the recovery of materials and energy
- ● Reuse and reduce production waste
- ● Eliminate soil pollution on production sites
- ● Limit the procurement chain's environmental impact

▲ Principles of Responsibility
● Environmental policy
■ Company program
✱ Manufacturing policy
▽ Supplier relations
◆ Global Compact commitment

Environmental issues

In 1992, Schneider Electric published an environmental policy that has recently been redefined to take into account changes within the organization (i.e., the NEW2004 program), as well as external developments such as the emergence of new environmental regulations and procedures.
The policy is designed to improve production processes, strengthen eco-design methodology for products and integrate customers' environmental protection concerns.

Social issues

Our *Principles of Responsibility* also serve as a social charter, replacing the Management Charter introduced in 1994.
In particular, the Company's employees *"can express their cultural diversity and are managed without discrimination. They are encouraged to develop their team spirit and new competencies, and are recognized for their initiative and risk taking in contributing to the Company's growth" (first commitment in Our Principles of Responsibility).*



Managing our approach



Management systems

Eco-production and eco-design

Schneider Electric has set two major environmental objectives for year-end 2004: achieving ISO 14001 certification for all production sites and applying eco-design methodology to all new global products. Since the introduction of the ISO 14001 standard in 1996, we have been fully involved in a plant certification process, with the goal of obtaining accreditation for all production sites by year-end 2004.
This commitment requires plants to constantly upgrade their processes through the use of Best Available Techniques.
In addition to our eco-design initiatives, we have set four priority improvement objectives: eliminating hazardous substances in electrical distribution products, reducing product energy consumption during manufacture and use, reducing consumption of natural resources, and cutting the amount of product-generated waste.
We use life cycle analysis methods to assess the environmental impact of our products, identify significant effects and measure improvements (see page 43).

Increasing employee commitment

Human resources objectives, integrating both local and global issues, are an integral part of our company program. They focus on promoting the best possible working conditions for our 74,276 employees around the world.
With a special emphasis on respecting cultural differences, these objectives promote employee development through training, international mobility, meaningful dialogue and social coverage.
These actions comply with guidelines defined by the International Labor Organization.

Deployment indicators as of December 31, 2003

- **74% of production sites and logistics centers are certified to ISO 14001 standards**
- **57% of new global products are eco-designed**
- **75% of employees take part in satisfaction surveys**
- **60% of employees have a variable salary component linked to local and Company-wide results**
- **100% of employees benefit from basic social coverage**
- **84% of sites are involved in the Schneider Electric Foundations' campaigns**



TeSys U
Motor starters



Masterpact NT
Low voltage circuit breakers



Sepam serie 40
Protection relays

Involvement and outreach

Informing employees and raising their awareness of the issues are two key components of Schneider Electric's sustainable development approach. This approach has been enhanced through certain team members' active involvement in various organizations.

Within the Company

> *For all employees*

Each issue of NEW*World,* our in-house newsmagazine, includes a special sustainable development section. Topics covered recently include *Our Principles of Responsibility,* eco-design, the Schneider Electric Foundation and the Global Compact.
With a print run of 65,000, the magazine is published four times a year in three languages: French, English and Spanish.

> *For managers*

Training programs at the Schneider Management Institute systematically include an initiation to our new sustainable development commitment.
In 2003, 434 managers from 62 countries took part in these seminars.
One group in the *Profession Manager 2004* program worked specifically on sustainable development issues, helping to define challenges facing the Company and identify best practices.

> *For the functional divisions*

Special environmental training programs are organized with modules tailored specifically to the needs of marketing and production managers and buyers.

Outside the Company

> *Global Compact*

Launched in 1999 at the initiative of UN Secretary General Kofi Annan, the Global Compact brings together, under the auspices of the United Nations, private companies and non-governmental organizations to unite "the powers of the market with the authority of universal ideas."
Signatory parties pledge to respect nine major principles in the areas of human rights, labor rights and the environment. By signing the Compact in December 2002, Schneider Electric publicly expressed its support for these universal values.
In 2003, initiatives focused on encouraging partners to share in our commitment.
To date, 128 Schneider Electric suppliers have signed the Global Compact.



Five international managers in the Profession Manager 1 training program chose as their team project "Making our global responsibility local."

> *Observatoire Social International*

Schneider Electric is also involved in projects undertaken by Observatoire Social International, a French organization that seeks to create a balance between business and social needs.
The Company has signed the "Right to life-long education and training," which promotes partnership and co-responsibility between companies and educational and professional training organizations.

> *Other associations*

Schneider Electric leads discussion groups on management and social issues at the Institut de l'Entreprise and, since 2001, has been a member of ORSE, an organization that monitors corporate social responsibility.
For many years, the Company has also actively supported ADMICAL, a French association that promotes the development of corporate sponsorship through Europe's CERES network, and IMS, an institute for social patronage.

> *Professional organizations*

In 2004, Schneider Electric's Chief Executive in France was elected President of GIMELEC, the French industry association for electrical equipment, automation and related services.

> *Standards organizations*

Schneider Electric plays an active role in AFNOR, France's standards organization, where it participates in the sustainable development working group. Other commitments include:
> In France, UTE, a French electrical engineering standards organization.
> In Europe, CENELEC, the European Committee for Electrotechnical Standardization.
> Globally, the International Electrotechnical Commission and the International Organization for Standardization.

Scorecard



Challenge 6

Develop Corporate Community Responsibility

Sustainable development as a management tool

Designed to drive sustainable, profitable growth, our NEW2004 (New Electric World) company program includes six challenges, one of which is specifically related to sustainable development. The program has established quantitative objectives and time frames for meeting environmental, social and community responsibility goals.

The five other NEW2004 challenges (Be More Customer-Centric, Be Committed to Quality, Be More Global, Increase our People's Commitment and Think Innovation) also support our sustainable development initiatives through such actions as reducing the cost of non-quality by 50% or conducting satisfaction surveys of all employees every two years.

NEW2004 objectives are gradually being met through operational improvement plans deployed in our units, which may also set related local objectives. In France, for example, specific hiring targets include filling more than 4% of job vacancies through internal promotion and 2% through hiring the disabled, as well as increasing the number of student internships by 10%.

Employees

Indicators

Introduce a variable salary component linked to local and Company-wide results for all employees


Performance
As a %
17.8%
52.5%
60%
100%
2001
2002
2003
2004
objective

Conduct professional satisfaction surveys for all employees every two years


Performance
As a %
33%
43.7%
75%
100%
2001
2002
2003
2004
objective

Achieve a cross-border mobility rate of 20% for international executives


Performance
As a %
16.2%
22.4%
22.3%
20%
2001
2002
2003
2004
objective

Familiarize all employees with Schneider Electric's fundamentals, as expressed in our Vision for a New Electric World


Performance
As a %
61.5%
100%
2003
2004
objective

Provide basic social coverage for all employees


Performance
As a %
97%
100%
100%
2002
2003
2004
objective

2004 improvement plan

Complete deployment of *Our Principles of Responsibility.*

Integrate diversity concerns more fully.

Implement a workplace health and safety policy for the entire organization.

Local communities

Indicators

Ensure that 80% of our sites have a long-term commitment with the Schneider Electric Foundation


Performance
As a %
50%
74%
84%
80%
2001
2002
2003
2004
objective

Environment

Indicators

Obtain ISO 14001 certification for all production sites and logistics centers


Performance
As a %
60%
67%
74%
100%
2001
2002
2003
2004
objective

Use eco-design methodology for all new global products


Performance
As a %
13%
57%
100%
2002
2003
2004
objective

2004 improvement plan

Improve the overall environmental impact of our production chain.

Introduce a plan for reducing consumption.

Implement a workplace health and safety policy for the entire organization.

Business partners

Indicators

Achieve a 40% rate of "very satisfied" customers


Performance
As a %
32.9%
39.7%
37.5%
40%
2001
2002
2003
2004
objective

Commit to quality by reducing the cost of non-quality by 50%


in € million
€ 198m
€ 190m
€ 130m
€ 99m
2001
2002
2003
2004
objective

2004 improvement plan

Develop our partners' community commitment, notably through the Global Compact.

Develop special lineups that make a direct impact on energy efficiency.

Upgrade product literature to systematically include the environmental features of our products, solutions and services.

Corporate Governance

2004 improvement plan

Systematically include the various components of our sustainable development commitment in corporate audits of the units.

Assess the quality of reported social and environmental data.

Economic, social and environmental performance


Schneider
Electric









The following pages show how Schneider Electric is applying its sustainable development approach across the organization, the results we've obtained in terms of economic, social and environmental performance, and the leading ratings agencies' assessment of the Company's commitment.

Economic performance

Schneider Electric is dedicated to creating value for shareholders, as well as for customers, employees, suppliers and the community.

How we generate and use our income

Customers

€8,780 million

In 2003, Schneider Electric's sales totaled €8,780 million, for operating income of €1,007 million and net income attributable to Schneider Electric SA of €433 million.
Together, the United States and France account for more than 36% of sales.
China, India, Brazil and the Eastern European countries represent *the Company's major development* regions.


Schneider
Electric

Investments

€95 million

Schneider Electric's strategic investments generated €95 million in interest and dividends in 2003.

Retained

€841 million

Schneider Electric retained €534 million to cover depreciation and amortization and €164 million to cover provisions.
An additional €125 million was held in reserves. Losses from companies accounted for by the equity method totaled €18 million.


Suppliers
€4,338 million
Schneider Electric made 85% of its purchases from 20,000 suppliers and subcontractors.
Electrical and electronic components accounted for roughly €1 billion, raw and processed materials for nearly €2 billion and services for €1 billion, of which €350 million for shipping.
Employees
€2,998 million
Schneider Electric paid out nearly €3 billion to its 74,276 employees, two-thirds in gross salary and one-third in payroll expenses and individual and team benefits.
Shareholders
€329 million
Schneider Electric paid:
• €308 million in dividends to holders of 231,842,000 shares in the Company.
• €21 million in minority interests.
Between year-end 2002 and year-end 2003, the share price rose by €6.81, or 15%.
Banks and bondholders
€148 million
Interest on debt, write-downs of equity investments and exchange gains and losses totaled €148 million.
Corporate income and local taxes
€221 million
Schneider Electric's financial contribution to its host countries amounted to €127 million in corporate income tax and €94 million in local taxes.

Economic performance

With its partners, Schneider Electric provides tailored solutions to help customers improve their environmental and economic performance and reduce energy consumption.



Creating value for customers through energy efficiency

The potential market for energy savings currently represents between €5 billion and €10 billion. With an estimated growth rate of 15% to 20%, this could well rise to tens of billions of euros in the long term.
Schneider Electric is positioned as a powerful player in this market, developing products and services for customers that help them significantly reduce their energy consumption.

These products and solutions are present at every link in the energy chain:

> *Remote monitoring of energy consumption*

Experts remotely monitor energy consumption via computer links to the customer and the customer's electrical installations. Based on data collected, the expert makes recommendations that the customer can apply in real time. Remote monitoring can reduce energy consumption by an average 10% a year and pay for the measuring instruments and expert appraisal in less than one year. Introduced in 2002, remote monitoring programs are underway in some 20 Schneider Electric production sites in France.

> *Variable speed drives*

Our range of variable speed drives offers more efficient management of energy-intensive applications such as ventilation, pumping and compressed air installations.
Our products can be integrated into new machines (sometimes designed in partnership with OEMs) or used to upgrade existing equipment.
Savings from variable speed drives can amount to as much as 30%, especially for pumps and ventilators.

> *Transparent Ready™*

Our Transparent Ready™ lineup delivers solutions for optimizing electrical installations.
These solutions, which comprise an extensive range of products, equipment, PLCs and automation devices, can reduce the energy consumption of a hypermarket or office building by around 20%.

> *Dedicated contracts*

Through our TAC subsidiary (see box on page 30), we also offer energy performance contracts that guarantee savings of 20% to 30% depending on the application.





Lubio: a highly effective public lighting solution

**In public lighting, the Merlin Gerin Lubio system reduces electricity consumption 40% by adjusting light flows to local needs.
If it were installed in public lighting systems around the world, Lubio could lower CO_2 emissions by 42 million metric tons a year, the equivalent of all emissions from a country like Switzerland.**

Lubio in France's Ain region

Public lighting accounts for 1% of worldwide electricity consumption. According to a study by France's Environment and Energy Management Agency (ADEME), community lighting systems in France's Ain region represents 17% of consumption but 23% of energy expenditure. With the Merlin Gerin Lubio lineup, Schneider Electric won the largest public lighting system renovation contract ever awarded in France to supply the region with 138 fixtures.



Interview with Patrick Chaize, Director of the Intercommunity Agency in France's Ain region



→ *Why did you contract with Schneider Electric for an energy savings program?*

The electricity agency in the Ain region has been looking for ways to save energy for the past ten years because public lighting is the easiest target area for reducing energy consumption. In all other sectors, savings are related to user behavior, while with public lighting, the machine is in control. Nonetheless, we were unable to achieve the savings we expected because the market didn't have the kind solutions we needed. Schneider Electric was the first company to offer a service that met our requirements.

→ *Is electricity an expenditure with high potential for savings?*

Studies conducted by regional authorities estimated that integrating astronomical clocks and voltage regulators saved some €340,000 a year for rural communities, which account for half of the Ain's municipalities. Adjustable astronomical clocks are more reliable than the more frequently used photoelectric sensors, whose sensitivity changes over time.

→ *What other solutions could Schneider Electric offer to further reduce energy consumption?*

To significantly lowering energy consumption, people need to change their behavior. Schneider Electric should support this kind of change with smarter, easier-to-use equipment that can be integrated into homes.

Economic performance


Carrefour

TAC wins contract with City of Dallas

In early 2004, TAC was awarded a $9 million performance contract with the City of Dallas covering public facilities, including Dallas City Hall and the Central Public Library.
The project calls for upgrades or replacements of lighting, air conditioning, heating and ventilation systems in six buildings, with the TAC Vista® automation system to monitor and control the mechanical systems and energy consumption.
The contract will be the first large project to be tracked by the Environmental Protection Agency (EPA), with the goal of developing a model to quantify emissions benefits after building upgrades and integrating the results into Texas' emissions reduction plan.



Xenta 511
Server for LonWorks networks

TAC, a new subsidiary and new markets

In June 2003, Schneider Electric acquired Sweden-based TAC, a major participant in the global building automation and control market. Managing energy through product solutions, performance contracts and guaranteed energy savings is a key component of TAC's offer.
Covering both electrical distribution and automation, the acquisition gives Schneider Electric a forefront position in a growth market closely related to its current businesses.
www.tac.com







Interview with Jean-Pierre Vignes, Vice President MRO Purchasing, Carrefour France

TAC, a Schneider Electric subsidiary is finalizing a contract with Carrefour as part of the hypermarket chain's energy savings program.

→ *Why was Schneider Electric selected for this energy savings program?*

For several years Carrefour has been studying performance contracting offers in Northern Europe. Until now, however, no French company delivered a comprehensive electrical energy savings solution that met our needs. TAC is the first company in the market to do so.

→ *What does the offer include?*

TAC's performance contracts begin with a thorough audit of a site and the definition of quantified energy savings objectives. As part of its performance commitment, TAC is paid only if the objectives are effectively met. The expected savings of 10% to 20% on Carrefour's electricity bills will be used to pay for TAC's services, to finance improvements in the electrical network and to install new, more efficient automation devices, and to reduce Carrefour's expenses.

→ *Is this a new type of contract for Carrefour?*

Yes, it is. What's really new is that existing installations will be upgraded at all Carrefour stores to optimize energy use while limiting investment costs. Carrefour France has focused on reducing its electricity bill for years, but until now initiatives were always decentralized and uncoordinated.

www.carrefour.fr

ALEO program with Air Liquide

The energy used to produce compressed air accounts for 10% of an industrial process' total electricity consumption. To reduce consumption, Air Liquide and Schneider Electric developed an innovative system in which a single variable speed drive successively adjusts the speed of several motors depending on airflow. A PLC controls the startup sequence, switches from one motor's speed drive to another and controls the speed.
In this way, it constantly adjusts air production and consumption to avoid waste and releases into the atmosphere. Two prototypes of this variable speed drive successfully developed in Schneider Electric facilities beginning in 2000 have reduced motor energy consumption by 20% to 25%.
In early 2001, Schneider Electric and Air Liquide signed a cooperation agreement to create ALEO (Air Liquide Energie Optimisation), which the partners are actively promoting in both the new building and renovation markets.
In 2002, ALEO received an award from ADEME, France's Environment and Energy Management Agency, and *Industrie et Technologies* magazine. The innovation combines Schneider Electric's technical capabilities in variable speed drives with Air Liquide's expertise in on-site applications. The installations are fully financed through energy savings.

Social performance

Employees

The Company's employees are its main assets.
They can express their cultural diversity and are managed without discrimination.
They are encouraged to develop their team spirit and new competencies and are recognized for their initiative and risk taking in contributing to the Company's growth.
(From Our Principles of Responsibility)



Promoting quality working conditions and improving personal safety at the work place

Jobs

In 2003, the economic environment led to the introduction of rightsizing programs, notably in the United States, Ireland, Italy and France. In all cases, the Company initiated employee support programs that went beyond local legal requirements.

▷ *In Ireland*

Following the closure of the Celbridge site in 2003, job-search measures were introduced and a resource center was set up in the plant.
An external job placement agency also provided support. Plant management organized numerous contacts with leading local employers, including on-site job interviews.

▷ *In France*

As part of various transformation programs in France, some of them entailing job cuts, Schneider Electric signed a framework agreement concerning a Jobs Planning System with employee unions in 2003. The agreement has two objectives:

> Share recent developments with unions and keep them informed of discussions underway in the Company that could have an impact on jobs.

> Define working methods and operating procedures to implement a practical system for planning the jobs and skills that the Company will need for the future.

Workplace health and safety

In 2003, the North American Operating Division updated its workplace health and safety policy in line with the Company's vision and Principles of Responsibility.
At the corporate level, special attention has been paid to aligning health and safety practices, with the goal of introducing a Company-wide health and safety policy in early 2005.

▷ *Social coverage*

One of the NEW2004 sustainable development indicators calls for the provision of basic social coverage for all employees.
A six-month survey of all units was conducted in 2003 to identify existing programs and an improvement plan was implemented to enhance employee social benefits.



Work/study program: *Every year, tutors provide training for young people through work/study programs.*
Our customers support this initiative by offering long-term employment opportunities to program graduates.

Providing everyone with equal opportunity in recruitment, jobs and mobility

Geographic mobility

As part of the NEW2004 program, Schneider Electric set a geographic mobility target of 20% for international executives by 2004.
The annual result of 22.4% in 2002 exceeded this target. In 2003, the rate stood at 22.3%, representing 160 managers working outside their country of origin.

International hiring and local management

To support its growth objectives and adapt to market developments, Schneider Electric introduced an international hiring program called Marco Polo in 2001.
The program provides young graduates and high potential, international-profile managers with an opportunity to get initial job experience in a foreign assignment.
While not intended to replace more traditional hiring systems, the program has significantly improved diversity in terms of profile, gender and culture. In three years, more than 100 recruits (of which 21% women) representing 40 nationalities have been posted in 32 different countries.


Men / Women
65.6%
34.4%
(2003 data at 2002 scope of consolidation: 65% - 35%)
Men
Women
Category
27%
44%
29%
(2003 data at 2002 scope of consolidation: 25.7% - 28.3% - 46%)
Engineers and managers
Non-executive staff and technicians
Line employees
Age
10.3%
6.2%
28.3%
26%
29.2%
< 25
25-34
35-44
45-54
> 55
Seniority
15%
2.8%
31.4%
21.5%
29.3%
< 5 years
5-15 years
16-24 years
25-34 years
> 35 years
Breakdown by operating division
20%
22%
58%
North America
Europe
International
Work accidents
Frequency rate
3.06
7.33
20.09
Seriousness rate
0.02
0.11
0.26
Engineers and managers
Non-executive staff and technicians
Line employees
Number of days of training
36.8%
18.4%
19.1%
25.7%
Line employees
Administrative staff
Technicians and supervisors
Engineers and managers
Total training costs
10.3%
14.2%
46.7%
28.8%
Line employees
Administrative staff
Technicians and supervisors
Engineers and managers

Employees

All data in this section are consolidated using a comprehensive system. A Company-wide reporting process has been used to prepare annual human resources scorecards for the past four years. These data are then reconciled with information from accounting and purchasing reporting systems to ensure consistency.
All of the workforce and environmental data cover the Company as a whole unless stated otherwise. Nonetheless, because of significant recent changes in the scope of consolidation, it was not possible to include data extending over several years. These data will be included in the next report.

	2003 at 2002 scope of consolidation	2003
Average weighted workforce	71,245	74,276
Temporary and permanent contracts (end 2003)	69,965	71,850
New hires	9,535	9,924
Departures	9,145	11,996

Cumulative days of training by type

	Line employees	Admin. staff	Technicians and supervisors	Engineers and managers	Total
Total training costs (in € thousands)	2,716.11	3,772.93	7,620.59	12,382.62	26,492.25
Total days of training	36,150	37,380	50,386	72,293	196,209
Foreign languages and IT	2,424	11,653	9,441	15,292	38,810
Health and safety	8,468	1,986	3,619	1,925	15,998
Technical	15,317	8,749	17,271	21,487	62,824
Management	388	5,452	7,241	18,394	31,475
Other	4,073	6,103	11,704	8,700	30,580

Social performance

Employees



Ensuring employee development and employability

Managing and developing skills

> *Initial training*

In France, where nearly 4,500 young people have taken part in work/study programs since 1993, we have developed proven school-to-work capabilities, tools and quality standards. 90% of participants have earned their diplomas, regardless of their level, and all have acquired a job through the program. In 2004, 250 new apprenticeship or certification contracts are being offered. Priority is given to young people who have disabilities and/or are working towards vocational diplomas.

> *Continuing education*

The Schneider Management Institute prepares programs for high-level managers and experts. All programs give extensive coverage to our vision and strategy and to the objectives of the NEW2004 company program, thereby helping to inform and train managers about our challenges and commitments. Some 434 managers from 62 countries attended Institute seminars in 2003.

> *Relations with schools and universities*

We have forged powerful ties with leading schools and universities through more than 84 partnerships worldwide. These partnerships enable young people to take part in internships while providing us with a pool for recruiting new talent.
In 2004/2005, a specific project is being introduced to develop and organize these partnerships, particularly in China, the Middle East, India and Eastern Europe.

Managing skills

> *People review*

The people review is a human resources management process conducted for employees in all units. The review is first prepared and validated within each unit.
At the corporate level, it mainly concerns high-potential managers and people in key positions.
The review has three objectives: to identify high-potential employees, prepare succession plans for key positions and validate development programs.
Its aim is to systematically provide a better understanding of the Company's resources.
For international positions, it plays a major role in developing human resources from all countries, regions and businesses.
The review naturally promotes diversity among managers and plays a major role in providing equal opportunity.

Involving employees in the life of the Company

Employee share ownership

In 2003, Schneider Electric launched a third worldwide Employee Stock Purchase Plan.
The campaign had a moderate participation rate, with 5,100 employees (or 8% of the workforce) subscribing a total of more than €40 million.
On the other hand, the plan helped created a better *geographic balance of employee shareholders* with 60 countries taking part, compared with 40 in 1999 and 38 in 1997. Schneider Electric employees increased their stake from 3.11% of outstanding shares to 3.62%, accounting for 6% of voting rights.
The principle of a new share issue for employees in 2004 has been approved.

Variable salary component

The NEW2004 corporate program includes an objective to introduce a variable salary component linked to local and Company-wide results for 100% of employees by year-end 2004.
This improvement plan is designed to:
> Offer all employees an equal opportunity to share in the Company's results in line with local conditions.
> Increase employee motivation in meeting local and Company-wide objectives.
> Adapt payroll to the economic environment.
At September 30, 2003, 60% of our employees had a variable salary component.



Cultivating an open relationship with employee organizations

Social dialogue

⊳ *Group Committee*

Comprised of 30 employee representatives, all of them French, the Schneider Electric Group Committee is chaired by the Executive Vice-President Human Resources. At its meetings, managers are free to express their opinions on topics of general interest.

⊳ *European Works Council*

As part of a commitment to fostering meaningful dialogue with employee representatives, a European Works Council comprising 31 representatives from 19 host countries meets under the chairmanship of the Executive Vice-President Human Resources. The agreement on the council's operating procedures is more favorable to employees than is legally required. The council's scope, established upon its creation in January 1998, took into account the larger European economy, with the inclusion of such countries as the Czech Republic, Hungary and Poland.
We also voluntarily set up ad hoc commissions to study specific issues.
This was the case for the Legrand transaction, which involved a long, complicated procedure.
In the same spirit of ongoing dialogue, new rules have been adopted to schedule quarterly meetings of the officers, beginning in 2004, with two meetings a year held outside France.
The first took place in Barcelona.

⊳ *Professional satisfaction*

We have conducted ProSat satisfaction surveys since 1997. Deployed locally by country organization, they are always followed by operational action plans. These surveys have been integrated in the NEW2004 company program, with a goal for year-end 2004 of interviewing all employees every two years.
At the end of 2003, 75% of employees had had an opportunity to take part in a survey of this type. Throughout the corporate community, respondents highlight their commitment to the Company, to customer satisfaction and to high-quality work. Overall, employees like their jobs and feel that they have good relations with management and are sufficiently empowered.
The most frequently mentioned expectations concern the ProSat system's effectiveness and employability issues, meaning opportunities for professional development, for promotion within the Company (through training programs and management assessment) and for support in team building. Since its creation, the ProSat survey has been modified only slightly, so as to provide each unit with a long-term outlook.

Human rights and respect for minorities

Schneider Electric's dedication to human rights and respect for minorities is above all a public commitment to its role as an upstanding corporate citizen. That's why we've encouraged our partners to join us in signing the UN Global Compact.
Our Principles of Responsibility also include a number of pledges to support human rights.
Generally speaking, the Company takes part in a large number of programs that support social cohesion, working alone or with host communities.
Through the Schneider Electric Foundation, created in 1998, we take action to help young people enter the workforce and encourage our team members to get involved as well (see page 37).
In the United States, the Columbia, South Carolina plant has employed the visually impaired for the past 20 years. In Denmark, the LK plant's shipping department includes 18 disabled employees.
In France, Schneider Electric works alongside other companies in a 2002 initiative launched by SOS Racisme to help 1,000 young people find jobs that correspond to their level of schooling.
Employing the disabled is also one of the objectives of the NEW2004 program in France, where handicapped employees represented 7% of the workforce and 30 disabled interns and work/study participants were active in 2003.

Social performance

Host-community residents



Schneider Electric products contribute to development

Schneider Electric is committed to designing products and services that support development by improving the quality of life for people in emerging markets. Our new microgeneration technologies, for example, promote the development of local electricity production.
Conlog, a Schneider Electric subsidiary acquired in 2000, offers electricity and water prepayment solutions adapted to the needs of developing countries. More than three million special electricity meters for use with prepayment cards have been installed, enabling users who manage their own consumption to be connected to water and electricity grids.
While these offers currently account for just a small portion of sales in developing countries, we intend to examine more closely how our products and solutions can meet the specific needs of local residents, notably in the area of energy efficiency.


care



Interview with François Jung-Rozenfarb, Head of Development, CARE France

CARE is a global network dedicated to ending poverty, with emergency assistance and development programs in more than 75 countries in Africa, Asia and Latin America.

→ *Does facilitating access to electricity for the world's poorest people represent a development challenge?*

Alongside water, education and health care, access to electricity is an essential service for the development of the world's poor. It's a major development challenge and companies that can make electricity more accessible should take this into account. Electrical distribution companies can be key players in this process.
That's why Schneider Electric needs to assume its responsibilities and role in bringing electricity to countries in the Southern Hemisphere and clearly state this role in its sustainable development report.

→ *How do you justify supplying communities with an essential service that is not profitable for the Company?*

Schneider Electric should allocate R&D resources for services to the world's poor and find a business model that provides everyone with access. The prepayment card system is an interesting idea, but the results need to be analyzed. If they're encouraging, the system should be expanded; if they're disappointing, improvements should be made.

www.care.org

The Schneider Electric Foundation

In the spirit of other initiatives pursued near Schneider Electric sites, the Schneider Electric Foundation plays a local role in each of our host communities, helping young people to get a start in life. The originality and strength of this approach lies in the voluntary commitment of our employees, who are active in training, workplace integration, support and social cohesion programs.
The actions presented in this report represent a total budget of roughly €5 million.

One of our NEW2004 objectives is to ensure that 80% of our sites have a long-term commitment with the Schneider Electric Foundation.
The Luli fund-raising campaign, launched in 2002, was held again in June 2003, when 82% of our sites took part in projects with 160 community associations in 70 countries.
Luli is now a long-term action, recognized and showcased as part of our company program and our sustainable development commitment.



Jean-François Pilliard, Executive Vice-President Human Resources, and Gilles Vermot-Desroches, Vice-President Sustainable Development and Director of the Schneider Electric Foundation, receive a corporate philanthropy award from Jacques Rigaud, President of ADMICAL, a French association that promotes the development of corporate sponsorship.

Algeria: emergency aid and a long-term presence

Present in Algeria for 40 years, Schneider Electric created a subsidiary there in 2000, which today employs 80 people.
For several years, our teams have been involved in their local communities.
In 2000, the subsidiary, its employees and the Schneider Electric Foundation provided financial support to an aid program for abandoned children in the village of Draria. The following year, an emergency program to assist 60 families affected by the Bab El Oued floods was financed by contributions from Schneider Electric employees around the world, the Algerian subsidiary and the Foundation.
In 2002, the subsidiary, its employees and the Foundation provided educational materials for a trauma-healing center operated by a national association for disadvantaged children (ANSEDI).
In 2003, Schneider Electric Algeria, local team members and employees of other subsidiaries again joined forces for an emergency action following the May earthquake, providing support for the families of eight employees affected by the disaster and helping to re-equip 13 destroyed vocational training centers.
Lastly, in June 2003, Schneider Electric Algeria and its employees decided to support the El Baraka association as part of the Luli campaign, with help from the Foundation.
This support focused, in particular, on a program to build a functional rehabilitation center.





Social performance

The Schneider Electric Foundation



Partnership in the US with Habitat For Humanity

Some 2.5 million American families live in poverty housing or have no homes at all.
Habitat for Humanity builds and renovates modest, yet good quality housing with help from each family. Schneider Electric US is a National Partner with Habitat and has donated $6 million worth of panelboards and circuit breakers over three years (2001-2003) for all homes built by the organization in the US.
At the end of 2003, over 9,000 homes were equipped with Schneider Electric products and the project has been renewed for an unlimited period. Schneider Electric Canada has also recently entered into a partnership agreement with Habitat as well.
Schneider Electric team members have also donated their time and energy to Habitat for Humanity. Volunteers from many of our locations have assisted in home building and other activities and the Company promotes this type of involvement with all employees.

Turkey: a program to educate girls

Employees of Schneider Electric Turkey provide support for Cagdas Yasami Destekleme Denergi, an Istanbul-based association that promotes education for girls. In rural areas, large families often devote their limited resources to educating boys. Because few programs exist in Anatolia, the country's poorest region, our Turkish employees chose to help girls there who had completed elementary school but lacked the means to continue with secondary studies.
To provide them with the necessary resources, our Turkish subsidiary re-allocated funds generally used to purchase year-end presents for customers, who were informed of the initiative in New Year's cards. The program financed studies and social integration projects for 150 girls and organized a graduation ceremony for 48 secondary school students. Schneider Electric Turkey also encouraged employees to make their own donations.






UNHCR
The UN Refugee Agency





Interview with Emmanuelle Rouffi, United Nations High Commissioner for Refugees, Head of the Association in France

The mission of the United Nations High Commissioner for Refugees (UNHCR) is to protect and help refugees around the world. It is a frontline organization, active wherever emergency situations occur.

→ *What projects are the UNHCR and Schneider Electric pursuing together?*

Schneider Electric has supported three of our projects, through a financial contribution in Afghanistan in 2001 to protect people displaced by the war and two education programs, in Congo in 2002 and Tanzania in 2003.

→ *Is the UNHCR satisfied with this partnership?*

In France, Schneider Electric is a model of corporate investment in humanitarian programs. With the Schneider Electric Foundation we feel we're working with humanitarian activists who not only provide major funding–a demonstration of management's commitment–but also with a fully involved workforce. At all levels of the Company, we get the feeling that the Foundation was created with the goal of making a difference over the long term. It's a full-fledged unit within the organization, just like the Company's other divisions. Employees working for the Foundation were not assigned for lack of anything better. They've truly found their place and understand the projects in which they're involved. With other French corporate partners, we don't always feel we're a priority. That's not the case with Schneider Electric.

→ *Does Schneider Electric require you to justify the use of funds for these projects?*

Project results are assessed, of course, and Schneider Electric asks to see how funds are used. This is the subject of a report prepared by the UNHCR and submitted to the Company.

→ *How do you envision the future of your partnership with Schneider Electric?*

We would like to see greater involvement on Schneider Electric's part, notably with a larger project to increase cooperation in the field between their teams and ours. We would also like Schneider Electric to communicate more extensively on its commitment. Often the problem with the most committed companies is their lack of external communication. Companies just beginning to get involved need to know that other firms have conducted successful humanitarian aid programs.

→ *Are the partnerships initiated by the UNHCR meant to last?*

Obviously, we would like our partnership with Schneider Electric to continue as long as possible. Our goal is to forge three-to-five-year alliances, because creating a partnership with a company that lacks Schneider Electric's humanitarian culture requires a great deal of time and human investment.

www.unhcr.org

Social performance

Our business partners



With customers, our goal is to behave with integrity and respect in a spirit of creation of shared value. Regarding suppliers, the Company is committed to qualifying primarily those suppliers who are committed to acting in a responsible manner with respect to people, the community and the environment.

Customer relations

We access our markets through a wide range of channels around the world. These can be divided into several families: distributors (accounting for 50% of sales), contractors, architects, specifiers, consultants, and global strategic accounts (8%).
Quality and customer satisfaction criteria are included in our NEW2004 objectives (see page 23).
The Image and Satisfaction Barometer (BIS), conducted every two years to survey our different customer segments in 40 countries, allows us to deploy tailored improvement plans locally.
A summary of these surveys is being organized and may be presented in a future report.
It will provide an overall view of results from 17 countries that account for 80% of sales.
The Partners in Quality initiative, focused on our global strategic accounts, is designed to develop accurate metrics for assessing perceived and expected quality by analyzing how customers use products in their facilities.
So far, some ten Partners in Quality agreements have been signed.
Global strategic accounts are more receptive than our other partners to offers that improve energy efficiency and, more generally, to our commitments.
In 2003, we organized an initial meeting with them to present our sustainable development approach.
A second event was held in 2004.

Our growth strategy

Schneider Electric is developing through organic growth, as well as through acquisitions and partnerships. We are focusing on growth regions like Asia and the Pacific, selected markets such as residential homes for ultra terminal equipment, and a host of new specialties.
Many of these revolve around energy efficiency, secured power, building control and high value-added services to optimize energy and industrial productivity.
Among 2003's acquisitions was Sweden's TAC, a world leader in automation and building control.
The transaction strengthened our position in the Building market and enabled us to enhance our offer in terms of flexibility, safety and energy savings (see page 30).

The risk of corruption

Our ambition, included in the Principles of Responsibility, is to behave with integrity with regard to customers and suppliers. As a signatory of the UN Global Compact, we want to add a tenth principle regarding corruption. This issue was discussed by signatory organizations in 2003.

Sales by country risk, according to Transparency International's 2003 Corruption Perception Index, with countries rated 0 to 10


Sales in €m
4,000
3,000
2,000
1,000
0
Moderate risk (7.5 to 10)
Average risk (5 to 7.5)
High risk (2.5 to 5)
Very high risk (< 2.5)

France is in the average risk category

Relations with suppliers and subcontractors

As stated in Our Principles of Responsibility, Schneider Electric is committed to qualifying primarily those suppliers who are committed to acting in a responsible manner with respect to people, the community and the environment. Our ambition is to behave with integrity and establish fair contractual relations with suppliers. Our influence with suppliers varies considerably depending on the type of product or service and on whether purchases are made from small and medium-size companies or from large groups.

From a practical standpoint, we have several ways of influencing production conditions:

- As a purchaser, we include social and environmental criteria in our specifications and supplier selection standards. Article 20 of our terms of purchase clearly expresses our commitment to complying with the OECD's guidelines for sustainable development and with regulations defined in the ISO 14001 standard, notably with regard to environmental protection. Our suppliers must also respect these principles and demonstrate their compliance if requested by Schneider Electric. Today, this approach covers 18% of purchases.

- In the case of raw materials, the approach can only be applied to tier-one suppliers who most often process rather than produce raw materials.

In general, our purchases represent a small fraction of global markets and shortages of certain products, such as magnetic sheet metal and carbon, lessen our ability to make an impact on suppliers' social and environmental performance. We are also committed to ensuring fair trade conditions among suppliers.
At the 2003 Commodity Managers Forum, which brought together nearly 100 people from around the world, we defined new purchasing and efficiency guidelines that call for such things as increasing the number of suppliers from emerging economies.



Henri Lachmann, Chairman and CEO of Schneider Electric, and Gilles Vermot-Desroches, Vice-President Sustainable Development, lead a "shared responsibility" meeting with suppliers.

Charters inspired by the Global Compact

As part of our commitment to the Global Compact, we signed an environmental and social charter in June 2003 with ten of our main suppliers–Amtek, DSM, Ferraz, Gindre, Kuvag, Menzolit, Metalor, Nief Plastic Holding, Ruget and Semikron.
These charters call for a joint annual review to ensure application of social and environmental commitments contained in the Global Compact, with suppliers required to conduct audits if requested.
At present, 128 of our suppliers have signed the Global Compact.


THE GLOBAL
COMPACT



Article 20 of the terms of purchase:
Schneider Electric undertakes to abide by the OECD guidelines concerning sustainable development and the rules defined in ISO standard 14001, in particular those pertaining to environmental protection.
The Supplier testifies to being fully aware of the aforementioned guidelines and rules, and undertakes to respect them and implement all the industrial and human resources necessary (notably through their environmental and human resources policies) to ensure the said guidelines and rules are properly applied.
The Supplier further undertakes to provide Schneider Electric with evidence of their implementation immediately upon Schneider Electric's request.

Environmental performance

Respect for the environment is one of our strategic priorities. We are fully engaged in a process of continuously improving the environmental performance of both our production sites and our products.



The eco-design process

Our NEW2004 program includes an objective that calls for all new global products to comply with eco-design methodology. At year-end 2003, the compliance rate was 57%.
Whether intended for large regional markets or the global market, these products must meet customer requirements as effectively as possible with a minimal environmental impact throughout their life cycle.
Formalized in 2002, the eco-design process is based on a Life Cycle Analysis approach that complies with ISO 14062. Projects are carried out using Environmental Information and Management Explorer (EIME) CAD software co-developed by a pool of manufacturers of which Schneider Electric is a member.
The process takes into account the product's impact on water, soil and air at every stage in its life cycle, from extraction of raw materials, through production, distribution and use, to end-of-life recovery.



Osiswitch, Osiprox, Osiris
Global detection photoelectric sensors, proximity sensors and limit switches



Evolis
Medium voltage circuit breaker

We also offer end-of-life product management in Europe, in anticipation of the European Waste from Electrical and Electronic Equipment (WEEE) Directive, which will be applicable in 2005 mainly for household appliances. More generally, we inform customers of our products' impact and provide advice for disassembly.
In 2003, some one hundred Schneider Electric designers were trained in eco-design methodology and R&D teams integrated these techniques into all new global products.

The European RoHS directive

Published in the February 13, 2003 Official Journal of the European Communities, the European Restriction of Hazardous Substances directive bans the use of lead, mercury, cadmium, hexavalent chromium, and two polybrominated fire-retarding agents (PBB and PBDE) in low-voltage electrical and electronic products sold in the EU as of July 1, 2006.
Schneider Electric has decided to eliminate these substances from its low-voltage electrical distribution and industrial control products and has prepared a program to implement appropriate actions in the areas of design, process engineering, purchasing and production.

Reducing the environmental impact of our products

To improve eco-efficiency from the design phase, we analyze the environmental impact of our products at virtually every stage of their life cycle. Although the end-of-life phase is integrated by our EIME software, it is not included in the charts on this page.
Reducing environmental impact represents an area for improvement for Schneider Electric. Study results show that, aside from the consumption of raw materials during production, our products' most significant effects arise during use. Therefore, our most important contribution involves substantially reducing the environmental impacts stemming from the use of each new product or each new generation of a product.
This analysis of environmental performance, which is part of a continuous improvement process, is already applied to all new global products and will be gradually extended to all new products.
Constantly diminishing the environmental impact of our products and solutions is a service that we are committed to providing to customers through our eco-design policy.

The following two charts show the results of studies conducted for the Prisma Plus 1000 A switchboard and for a typical contactor, two products that are highly representative of each of our core businesses: Electrical Distribution and Automation & Control.

Significant environmental impacts of the Prisma Plus 1000 A switchboard by life-cycle phase


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Depletion of raw materials
Global warming
Deterioration of the ozone layer
Creation of photochemical ozone
Air acidification

The Prisma Plus 1000 A is a low voltage switchboard that meets the electrical distribution and control/monitoring needs of building utilities.

- Use
- Distribution
- Production

Average significant environmental impacts of a contactor by life-cycle phase


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Depletion of raw materials
Global warming
Deterioration of the ozone layer
Creation of photochemical ozone
Air acidification

The TeSys U contactor covers all needs and applications for motor starters, electrical distribution, lighting and heating systems, etc. for power ratings up to 37 kW.

- Use
- Distribution
- Production

Products and solutions that are safer, more environmentally friendly and more energy efficient provide a source of competitive advantage.
Work being done on electrical distribution architectures is part of this process.
An impact study has demonstrated that the new "pooled source" distribution architectures developed and marketed by Schneider Electric reduce environmental impact by an average of 40% compared to traditional centralized distribution systems.

Comparison of the environmental impacts of "pooled source" and centralized electrical distribution architectures
(Base 100: centralized architecture)


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Depletion of raw materials
Global warming
Deterioration of the ozone layer
Creation of photochemical ozone
Air acidification

- Centralized architecture
- "Pooled source" distribution architecture

Environmental performance



Research and development programs

R&D programs, which represent a budget totaling more than 5.5% of sales, are conducted in 25 countries by 4,500 research and development scientists. Their mission is to continuously enhance product and solution technology, notably with regard to energy performance analysis and consumption management.
We invest, for example, in the development of products that support the emergence of micro-generation technology. Co-generation makes it possible to increase the energy output of current electrical production infrastructure by 40% to 85% and to reduce losses related to transmission and distribution.



Environmental management

The NEW2004 company program has set an objective of certifying all our production sites to ISO 14001 standards by year-end 2004.
At December 31, 2003, 74% of our sites were ISO 14001 accredited. A number of facilities obtained ISO 14001 certification during the year, including the Chennai and Nashik plants in India and production units in Brazil, China, the US, France and the Czech Republic.
At all sites, we have found that the environmental management system pays for itself in just two years by lowering electricity consumption, related expenses and waste management costs.
We have also deployed procedures to remotely track and audit electricity consumption at a number of sites in the United States, Spain and France.
In France, our goal is to cut consumption at 20 manufacturing sites by 10%, resulting in €1 million in savings out of €13 million in total energy expenditures.

Risk prevention

We have 177 production facilities, of which the vast majority have fewer than 300 employees.
As a result, the impact of manufacturing operations on the surroundings is limited. Our atmospheric emissions are not significant and below regulatory thresholds. In 2003, we conducted our annual review of pollution risks at all our manufacturing sites.
None of our 177 production facilities is classified Seveso. We continuously track 19 facilities, of which 12 in France, often because of their past manufacturing history (in France, this corresponds to sites that require special environmental protection authorizations). Lastly specific measures have been implemented for 20 facilities, of which four in France.
In 2003, we formalized our monitoring, tracking and alert procedures and defined provisions for environmental risk.

Eco-production indicators

Number of employees at our manufacturing sites	
2002	36,983
2003	43,944

Amount of waste produced (in metric tons)
2002: 109,357 2003: 93,736

Amount of waste per production site employee (in metric tons)
2002: 3.0 2003: 1.901

Percentage of waste recovered
2002: 53 2003: 65 (85% in France)

Equivalent energy consumption (in MWh)
2002: 538,111 2003: 674,967

Energy consumption per production site employee (in MWh)
2002: 14.6 2003: 15.3

Water consumption (in cubic meters)
2002: 1,805,608 2003: 1,643,483

Water consumption per production site employee (in cubic meters)
2002: 49 2003: 37.4

The increase in energy consumption from 2002 is attributable to the following factors:

- In 2003, all consumption was taken into account, including gas and fuel-oil heating.
- The figures also reflect changes in the scope of consolidation.
- Lastly, some data include consumption related to manufacturing as well as to administrative and logistical operations.



Reducing SF6 emissions

In response to worldwide concern over the greenhouse effect, Schneider Electric deploys significant resources to reduce greenhouse gas emissions over the long term. As part of our voluntary commitment, we have implemented a number of measures concerning sulfur hexafluoride (SF6), a gas extensively used in medium and high voltage appliances because of its unique properties of inertness, insulation and safety, and its effectiveness in quenching electrical arcs.
The seven Schneider Electric plants that use SF6 are all ISO 14001 certified and have set zero emissions objectives for the long term.
In 2003, average emissions were less than 4%, compared with 8% in 2000. We have extended the use of a sealed pressure system that eliminates the need to handle the gas during the product's life and limits the leak rate to less than 0.1% a year.
Lastly, as part of a cooperation program, we are developing initiatives that promote traceability and the implementation of best practices to make end-of-life materials processing more environmentally friendly.
In particular, all instructions for product use will indicate the presence of SF6 and appropriate disassembly procedures for avoiding atmospheric emissions.
As part of this commitment, we are proposing solutions to integrate into revised international standards a description of SF6 recycling procedures and recycling rates, requirements for product marking, and a reduction in acceptable leakage*. To ensure that all equipment containing SF6 is tracked and recovered, we have defined procedures that are gradually being implemented, with an initial goal of deployment in all European countries.
At present, the service is operational in France, the United Kingdom, Germany and Norway and is being developed in the Netherlands, Belgium, Spain and Sweden.

**IEC 61634 Use & Handling of SF6 in High Voltage switchgear and 60694 Common Specification for High Voltage switchgear.*

Site clean-up at France Transfo

The France Transfo plant in Maizière-les-Metz has manufactured oil-immersed distribution transformers since the early 1970s.
Until 1985, its catalog included a range of PCB-based transformers for use where fire was a particular hazard. Sold in France under the Pyralène brand, the highly heat-resistant PCBs replaced mineral oil as an electrical insulation fluid in transformers.
Despite precautionary measures, hydrocarbons and PCBs accidentally spilled into the soil over the years. In response, a system was introduced in the early 1990s to regularly monitor the quality of groundwater and runoff.
In the summer of 2003, after nearly ten years of sub-alert level results, several test points yielded measurements that substantially exceeded thresholds.
The causes of pollution were identified during a four-month study, and clean-up measures were submitted to France's Regional Office for Industry, Research and the Environment (DRIRE) in February 2004. These measures were subsequently approved. A detailed risk analysis will be conducted once the causes of pollution have been treated.

Ratings and indices

Schneider Electric's economic, social and environmental performance compared with industry benchmarks

The section presents the findings of the leading sustainable development ratings agencies and a number of ethical investment funds that assessed Schneider Electric in 2003.
In most cases, these results allow for comparison with an industry benchmark.

Dow Jones indices


Sustainability Indexes
04

www.sustainability-index.com

After its initial selection in 2003, Schneider Electric is included in 2004 in both the Dow Jones Sustainability Index World and the *Dow Jones Sustainability Index Stoxx (for Europe).*
Sustainable Asset Management, a Swiss investment manager, conducts research on corporate sustainability for this family of indices.

Sustainability Scores


Total Score
Environmental Dimension
Economic Dimension
Social Dimension
0%
50%
100%

Industry Average on a Global Basis
Schneider Electric SA
Best Company on a Global Basis within Industry Group

ASPI Eurozone index

www.vigeo.com

Since 2001, Schneider Electric has been included in the ASPI Eurozone® (Advanced Sustainable Performance Indices) family of indices, which track the financial performance of 120 leading Eurozone sustainability performers from the DJ EURO STOXX benchmark financial universe.
The ASPI uses the rating system developed by Vigeo, an agency that rates and assesses corporate social responsibility.

criteria (min -- / max ++)	previous rating	current rating
Employees	++	++
Environment	+	+
Customers & Suppliers	++	+
Shareholders	=	=
Community & Society	++	++

-- unconcerned - below average = average +advanced ++ pioneer

Benchmark : company / industry sector


300
250
200
150
100
50
0
Employees
Environment
Customers & Suppliers
Shareholders
Community & Society
max sector
min sector
Schneider Electric

FTSE4Good Index series

www.ftse4good.com

Schneider Electric's first application for inclusion in the FTSE4Good indices was refused.
For a number of years, the UK's Ethical Investment Research Service has provided the assessment data for these indices. The arguments against including Schneider Electric mainly concerned its naval contracts.
We have initiated a dialogue with FTSE4Good, supported by the following facts:

- Naval contracts represent less than 1% of total sales.
- These contracts cover standard electrical distribution products that require no special manufacturing processes.

CoreRatings

www.coreratings.com

CoreRatings, a European ratings agency founded in 2002, awarded Schneider Electric its highest "A" rating this year.
Only 5% of companies assessed by CoreRatings received an A.

Investment Risk Management


Environmental
Social
Employment
Ethical

Investment Risk Weighting


Ethical
Environment
Employment
Social

Bank Sarasin

www.sarasin.ch

Based on its 2002 performance, Schneider Electric was included in a number of Bank Sarasin's ethical investment funds, The Switzerland-based bank rates companies both for its own purposes and for its customers, mainly pension funds.

Environmental Profile


Industry Average
Company
Strategy
EMS
Pre-Production
Production
Products & Services
0%
20%
40%
60%
80%
100%

Social Profile


Industry Average
Company
Strategy
SMS
General Public
Investors
Suppliers
Employees
Clients
Competitors
0%
20%
40%
60%
80%
100%

Innovest

www.innovestgroup.com

Innovest has tracked Schneider Electric with its EcoValue'21 (EV21) methodology since 1999 and its Intangible Value Assessment (IVA) model since 2002. Founded in 1995, Innovest is an investment research and advisory firm specializing in analyzing corporate performance on environmental, social and strategic governance issues.
With operations in France since 2002, Innovest's rating system is based on a "best in class" approach.
Schneider Electric has received an AA rating with the EV21 methodology and a B rating using the IVA model.



Interview / Carl-Johan Francke, Sustainability Analyst, electrical equipment and components, SAM Sustainable Asset Management

→ *How does SAM establish its corporate sustainability assessment of Schneider Electric?*

Here at SAM, we draw up criteria based on trends and developments we see in the economy, society and the environment. We translate these developments into industry challenges that corporations should meet to take full advantage of business opportunities and minimize related risks. Apart from general considerations such as corporate governance, human resource management or environmental management system, we look at industry specific criteria for Schneider Electric, including its strategy on climate change and the integration of environmental aspects into product development.

→ *What will be the main criteria of the future?*

I think that climate change will continue to be a key issue. This creates attractive prospects for equipment manufacturers who can offer businesses solutions that are substantially less carbon intensive. As equipment manufacturers shift manufacturing capacities and procurement to emerging markets, human rights will become another major challenge. Schneider Electric's policies towards suppliers are exemplary in this respect, as they are much more demanding than the general practice in the industry.

→ *Why has Schneider Electric been selected for the Dow Jones Sustainability Index (DJSI)?*

The selection process for the Dow Jones Sustainability Index follows a transparent and audited research process. Based on SAM's assessment of corporate sustainability, the top ten percent in each industry among the 2,500 largest global corporations are selected for the DJSI. In 2003, Schneider Electric was among the top ten percent.

www.sam-group.com



Interview/Eckhard Plinke, Head of Sustainability Research, Bank Sarasin

→ *In your opinion, what are Schneider Electric's priority areas for improvement?*

We included Schneider Electric in our investment portfolio because of its good financial prospects (while our sustainability rating is "average"). I'd say the main areas for improvement include the treatment of labor issues arising from outsourcing production in countries like China, where workers have little protection, and the application of human rights standards among suppliers. Schneider Electric could also improve by publishing more environmental data.

→ *What about corporate governance?*

**Schneider Electric falls within the industry average in this area, although it does stand out for its good financial communication.
That said, the Company restricts voting rights and the independence of the Supervisory Board vis-à-vis the Management Board could be improved.**

Glossary

ADEME: France's Environment and Energy Management Agency. www.ademe.fr

Best Available Techniques (BAT): Techniques that most effectively limit the harmful effects of a business on its environment.
These techniques function as yardsticks and as bases for improvement.

DRIRE: France's Regional Office for Industry, Research and the Environment.

Eco-design: A methodology that integrates environmental protection concerns into the design of goods and services. Eco-design aims to reduce the environmental impact of products throughout their life cycle, each time a new product is created or a line is renewed.

Global Compact (UNGC): An initiative for the 21st century initiated by the United Nations. The Global Compact invites multinational companies to voluntarily support nine sustainable development principles. www.unglobalcompact.org

Greenhouse gases: Gases responsible for creating the greenhouse effect and fostering climate change, including carbon dioxide (CO2), water vapor (H2O), methane (CH4), nitrogen dioxide (N2O), chlorofluorocarbons (CFC), fluorinated hydrocarbons (HFC), perfluorocarbons and *sulfur hexafluoride (SF6).*

ISO 14000: The internationally recognized ISO 14001 and 14040 standards define environmental management and Life Cycle Analysis (LCA) systems. www.afnor.fr

Life Cycle Analysis (LCA): A management tool used to assess the environmental impact of a product or solution at all stages of its life, from raw materials extraction to end-of-life processing.

Negawatt: A unit of measure for energy efficiency, corresponding to one megawatt saved.

PCBs: Polychlorinated Biphenyls, a group of non-biodegradable organic compounds that contain chlorine. Used in electric transformers and capacitors for their insulating and fireproof properties, PCBs are being phased out and replaced.

RoHS: The European Restriction of Hazardous Substances (RoHS) Directive, published in the February 13, 2003 Official Journal of the European Communities. It bans the used of lead, mercury, cadmium, hexavalent chromium, and two polybrominated fire-retarding agents (PBB and PBDE) in low-voltage electrical and electronic products sold in the EU as of July 1, 2006.
The directive does not apply to all electrical and electronic equipment (EEE).

SF6: Sulfur hexafluoride. A stable, inert gas listed as a greenhouse gas in the Kyoto protocol.
It is used in metallurgy, electronics, consumer goods and other industries as well as in medium and high-voltage electrical equipment for its exceptional insulating properties.

Stakeholders: All parties that may be affected by a corporate decision, through their relations with a company or their involvement in its operations. These may include shareholders, employees, customers, distributors, suppliers, creditors, local communities, public institutions and lobbies.

Sustainable Development: "Development which meets the needs of the present without compromising the ability of future generations to meet their own needs." Bruntland Commission, Our Common Future, 1987.

UNEP: United Nations Environment Program. www.unep.org

WEEE: Waste of Electric & Electronic Equipment. Published in the February 13, 2003 Official Journal of the European Communities, the European WEEE Directive is intended to reduce waste generated by end-of-life electrical and electronic equipment (EEE), which, as of August 13, 2005, must be collected and recovered.
The directive does not apply to all electrical and electronic equipment.

Acknowledgements

The Sustainable Development Department (Gilles Vermot-Desroches, Patricia Benchenna, Ronan Lemaire, Sybille Laplace and Brigitte Ghane) coordinated preparation of this report. The validation committee included:
Michel Crochon – Executive Vice-President Customer & Market
Claude Ricaud – Vice-President Science & Technology
Joël Karecki – Vice-President Strategy & Acquisitions
Gérard Fauconnet – Vice-President Communication
Gilles Vermot-Desroches – Vice-President Sustainable Development

Among Schneider Electric stakeholders who were asked to express their views and expectations, we would like to thank Bank Sarasin, Eckhard Plinke; BNP Paribas, Morgan Carval; Care, François Jung-Rozenfarb; Carrefour, Jean-Pierre Vignes; Rocky Mountain Institute, Odd-Even Bustnes; Syndicat intercommunal de l'Ain, Patrick Chaize; SAM, Carl-Johan Francke; UNHCR, Emmanuelle Rouffi.

In preparing this report, in-house teams were involved in describing existing conditions and helping to develop improvement plans. This approach is part of a powerful corporate commitment that is integrated in our company program and concerns all employees.

We would especially like to thank the following Schneider Electric team members who were directly involved in preparing the report's contents:

Jean-Michel Basset, Antoine Baveux, Dominique Beurdeley, Jean-Yves Blanc, Christian Bonnet, Pierre Bonthoux, Philippe Bougon, Nathalie Bouvry, Claude Breining, Jean-Marc Chatelard, Jean-Pierre Cherigny, Victor Chong, Jean-Pierre Cohe, Pierre Colin, Patrick Comtois, Michel Crochon, Philippe Crolet, Henri de Crozefon, Bernard Delvallée, Thierry Djahel, Laila Dolang, Jean-François Dorel, Malika Douar, Stéphanie Dumon, Shoreh Entekhabi, Equipe PM1 (Helen Bradley, Didier Baron, Dan J. Fagan, Harold Eksandh), Gérard Fauconnet, Olivier Franc, Antoine Giscard d'Estaing, Marty Hanna, Michel Hébert, Ismaël Hergueta, Benoît Jacquemin, Isabelle Jacquot, Patrick Jullian, Jean Kieffer, Caroline Labregère, Bernard Lacroix, Alban Laurens, Jean-Louis Le Clainche, Laurence Le Floch, Alain Marbach, Fabien Mastrot, Claude Mazallon, Eric Morel, Tony Morgan, Jacques Muniesa, Danièle N'Guyen, Serife Oktay, Jean Pasternak, Emmanuel Perrin, Henri Pierrot, Eric Pilaud, Jean-François Pilliard, Dominique Pingrenon, Nadia Raynaud, Gilles Revellin, Claude Ricaud, Jacques Robert, James Ross, Xavier Roulleau, Karine Sagne, Jean-Luc Santerre, James P Stroupe, Jaume Teixido, Daniel Tews, Serge Theoleyre, Michel Touret, Daniel Vuillemenot, Estelle Welsch, Jean-Marc Zola.

Copywriting: Françoise Moinet
Layout and production: Jack Grison, on a design concept from WPrintel
Printing: Telliez
Photo credits: Agence Getty Images, Agence Vu, Jean Chevalier, Michel Hébert
Photo libraries: ADMICAL, Care, Habitat for Humanity, Schneider Electric, UNHCR
Illustrations: Cerf-volant
English text: ICC

In preparing this report, Schneider Electric benefited from the recommendations of


utopies
Stratégie et Développement Durable

a consulting firm created in 1993 that promotes sustainable development and corporate social responsibility.
www.utopies.com

Building a **New Electric World**





Schneider Electric SA

Headquarters
43-45, boulevard Franklin-Roosevelt
F-92500 Rueil-Malmaison Cedex (France)
Tel. : +33 (0) 1 41 29 85 00
Internet : http://www.schneider-electric.com

Incorporated in France
with issued capital of €1,854,737,360
Registered in Nanterre, RCS 542 048 574
Siret no.: 542 048 574 01775

This document was printed on paper made from 100% recyclable fibers and produced without the use of chlorine or chlorine derivatives. All production process waste was also recycled.

DDED2004EN

800091

May 2004


Future

Sustainable Development Report

2004 Update

Merlin Gerin
Square D
Telemecanique


Schneider
Electric
Building a New Electric World


Report
Schneider Electric
Report
Schneider Electric

Schneider Electric published its **first Sustainable Development report in 2004.**

The report outlined all of the Company's actions in compliance with the major global benchmarks, including the Global Reporting Initiative, and explained how Schneider Electric sees and assumes its responsibilities in the areas of corporate governance and social, societal and environmental performance.

In 2005, we are publishing **an updated version** to present our performance in 2004 and show how everyone in our corporate community, in all countries, contributes to sustainable development day after day.

The original report and the update go together.
We recommend that you consult the 2004 report, if you have not yet read it, to get a full view of our overall approach and positioning.

Both documents are available for downloading from our corporate website:
www.schneider-electric.com
(Group>Sustainable Development)



To find out more about Schneider Electric, go to: **www.schneider-electric.com**

Editorial





Henri Lachmann,
Chairman and CEO
of Schneider Electric

Our NEW2004 program has drawn to a close. Between 2001 and 2004, it allowed us to make significant progress, notably in the area of sustainable development.

Now, we have embarked on a new Company Program called new², which will guide our actions through 2008. It will give us the opportunity to clarify and deepen our commitments towards shareholders, customers, employees and the community, thanks in particular to the Planet & Society barometer. new² also provides a useful yardstick for measuring our performance in the area of corporate social responsibility, with specific criteria on societal, environmental, community and corporate governance issues. This scorecard will demonstrate, to both internal and external audiences, our commitment to promoting sustainable development.

Putting this commitment into action, we are making sustainable development an integral part of our management policy by:

- Focusing on employee health.
- Making sure we can respond to all customers' environmental concerns.
- Taking proactive steps with suppliers and encouraging them to publicly embrace the principles of the UN's Global Compact.
- Being more aware of the major issues facing our planet, thanks to our international scope and our businesses.

These challenges concern every level of our Company. To meet them, we have set tangible, ambitious and realistic objectives for corporate social responsibility.

Our approach to sustainable development

Company Program

Our strategic commitment to sustainable development is backed by tangible objectives in our Company Program.



NEW2004: improvement targets met

In 2004, we successfully completed the improvement plans defined in our NEW2004 program.

Social performance

Several practices have been extended across the enterprise to ensure that all employees are treated equally. The ProSat satisfaction survey, for example, has been administered to 99% of our workforce worldwide. Similarly, 80% of our employees now have a variable salary component linked to the Company's results.

In addition, all of our team members around the world now have basic health coverage.

Societal performance

84.5% of our facilities, or more than 400 sites, are involved in community outreach programs overseen by the Schneider Electric Youth Opportunities Foundation.

Environmental performance

97% of the manufacturing facilities targeted by NEW2004 have obtained ISO 14001 certification. The remaining 3% are in the process of being certified. All major range-core products developed in 2004 were eco-designed.

new²: setting a new horizon


new²

new² includes even more improvement targets for sustainable development.

Our Company program for 2005-2008 sets three operational priorities for achieving excellence: growth, efficiency and people.

Concerning people, we are focusing on improving on-the-job health and safety, developing talent and unleashing entrepreneurship.

As part of **new²**, we have also made new commitments to our stakeholders: shareholders, customers, employees, the planet and society.

One of them—our commitment to achieving 10% growth in the energy efficiency market by end-2008—will give us the opportunity to broaden our skills and lineup for customers.

Planet & Society barometer

To measure our corporate social responsibility performance, we have developed a Planet & Society barometer comprising the following targets:

Social

> Reduce the number of lost days from work accidents by 20%.
> Ensure that all employees have health insurance.
> Increase diversity by ensuring that 30% of the Top 600 managers have been in their positions for less than one year (resources indicator).

Societal

> Donate €500,000 worth of equipment.
> Ensure that 90% of our sites have a lasting commitment with the Foundation in the area of youth opportunities.

Environmental

> Ensure that all our manufacturing, logistics and R&D sites are certified ISO 14001.
> Provide an environmental profile for 120 products (from Schneider Electric's 300 product families).
> Reduce our facilities' energy consumption by 10%.

Corporate governance

> Make 60% of total purchases from suppliers who support the Global Compact.
> Be included in the four major CSR index families.

As of January 1, 2005, we had achieved five out of ten of these targets. Our goal for end 2008 is eight out of ten.



new²
Good to Great 2008
Achieving
excellence
Schneider Electric
Our New Commitments to stakeholders
Customers
Total, absolute focus on customer satisfaction.
A Great Company to Do Business With
Employees
Growing together
A Great Place to Work
Shareholders
Outperform market
A Great Investment
Planet & Society
Take responsibility
A Great World Partner

Improvement plans

		2001	2002	2003	2004	2005	2006	2007	2008
Corporate governance									
	Systematically take into account the different components of sustainable development in internal audits of our units.								
	Assess the quality of data from social and environmental reporting.								
new[2]	Be included in the four major CSR index families.								
Employees									
	Fully deploy *Our Principles of Responsibility.*				100%				
	Pay greater attention to diversity.								
new[2]	Ensure that 30% of the Top 600 managers have been in their positions for less than one year.								
	Implement an occupational hygiene, health and safety policy for the entire Company.								
new[2]	Reduce the number of lost days from work accidents by 20%.								
NEW2004	Ensure that 100% of employees have a variable salary component linked to local and global Company results.				80%*				
NEW2004	Survey 100% of employees every two years.				99%				
NEW2004	Achieve an inter-country mobility rate for international executives of 20%.				35.8%				
NEW2004	Ensure that 100% of employees have basic health coverage.				100%				
new[2]	Ensure that 100% of employees have health insurance.								
Business partners									
	Promote societal commitments among our partners, in particular as part of the Global Compact.								
new[2]	Make 60% of total purchases from suppliers who support the Global Compact.								
	Develop specific products and services that have a direct impact on our customers' energy efficiency.								
	Expand customer literature by systematically including environmental profiles of our products, solutions and services.								
new[2]	Provide an environmental profile for 120 products (from Schneider Electric's 300 product families).								
Local community									
NEW2004	Ensure that 80% of our sites have a lasting commitment with the Schneider Electric Foundation.				84.5%				
new[2]	Ensure that 90% of our sites have a lasting commitment with the Foundation in the area of youth opportunities.								
new[2]	Donate €500,000 worth of equipment.								
Environment									
	Improve our production lines' overall environmental impact.								
NEW2004	Ensure that 100% of the manufacturing facilities targeted by NEW2004 are certified ISO 14001.				97%				
new[2]	Ensure that all our manufacturing, logistics and R&D sites are certified ISO 14001.								
new[2]	Reduce our facilities' energy consumption by 10%.								
	Establish a system to track customers' energy savings.								
NEW2004	Ensure that 100% of global products comply with eco-design methodology.				93%				

Target met In progress New target

Corresponds to what is possible in light of local legislation.

Economic performance

Customers

Schneider Electric helps customers optimize their environmental and economic performance by providing solutions to control energy consumption.



Energy has become a critical resource. With our partners, we offer tailored solutions to help customers improve their environmental and economic performance and reduce energy consumption. Our reliable, innovative and high quality systems and services also enhance safety and comfort in all our markets.

In 2004, we pursued our commitment in this area by making targeted acquisitions, deploying growth platforms and maintaining a high investment in research and development.

Acquisitions

With TAC, Andover Controls and Abacus Engineered Systems, we can now offer energy management solutions that optimize energy consumption, control energy quality, manage energy bills and more.

Our acquisition of MGE UPS Systems, ranked third worldwide, puts us squarely in the center of the uninterruptible power supply market with completely secure solutions.

Growth platforms

These acquisitions have been organized into what we call growth platforms, which will be leveraged to build future core businesses strategically related to our existing ones. Two of them contribute directly to sustainable development and should allow us to reach markets that are growing by 6%-10% a year.

➢ Through the building automation and security platform, for example, we can meet strong customer demand for comfort, safety and flexibility, as well as the need to optimize investments and reduce operating costs for service, commercial and industrial buildings.

➢ Through the secured power platform, we provide solutions that ensure a reliable supply of clean electricity, while focusing more sharply on managing costs.

Research and development

In 2004, we devoted 5.2% of sales to R&D, one of the highest ratios in the industry.

We have 4,500 researchers and developers around the world and development centers in 25 countries. This commitment allows us to speed time to market for new products and leverage the technologies of strategic partners with whom we forge alliances to extend our lineup or geographic coverage.

Schneider Electric and energy efficiency

Schneider Electric has decided to focus on creating energy performance solutions for its customers. As part of this strategy, we acquired TAC in 2003. TAC's solutions improve energy efficiency in buildings, which account for 32% of human CO2 emissions, while offering guaranteed results through performance contracts.

These contracts cover maintenance management and offer a binding commitment to specific results. Energy solution projects can be devised to upgrade out-dated equipment, reduce energy and upkeep bills and enhance comfort for occupants. So far, 200 energy solution contracts have been signed, generating savings of $60 million.





Swedish town enhances comfort for building occupants while shaving costs

The City of Nyköping in Sweden has awarded TAC a contract for optimizing the lighting, heating, ventilation and air conditioning (HVAC) systems of 123 community buildings.

"We were using too much energy and didn't know how to cut back on consumption since we didn't have the funds to upgrade our entire infrastructure," explains Bo Flinkberg, who's in charge of the town's technical services department.

TAC's project for Nyköping covers 123 schools, daycare centers, retirement homes, swimming pools, offices and other public property, representing a total of 257,000 square meters. Under the contract, TAC has installed new building management software, equipped facilities with heat pumps and solar panels and introduced photoelectric cell technology to control the lighting and HVAC systems.

"Based on round-the-clock monitoring and process optimization, we signed a performance contract guaranteeing that our building management solution will reduce energy costs by 17%, enough to cover the investment," says Jonas Tegstrom, head of Energy Solutions Europe.

Thanks to TAC's comprehensive facilities management system, Nyköping is now better equipped to manage and maintain its public buildings. TAC technicians provided training to technical service department employees, and a TAC expert permanently assists the municipal authorities.

Besides helping the town achieve cost savings, the project has also had a favorable impact on the environment. As a result of improved energy efficiency, Nyköping has lowered the buildings' CO2 emissions by 4,300 metric tons per year. In addition, the building improvements have provided greater comfort to the occupants—primarily students and retirement home tenants—while at the same time trimming rental costs. Users are better informed about energy consumption and know exactly how much they need to pay each month and how they can keep expenses down. "We estimate we'll save six to eight million Swedish krona per year," says Flinkberg. "And that figure is bound to grow, since we're constantly adding new projects to our contract with TAC, like replacing heat pumps to save even more energy."



How we generate and use our income

Customers €10,365 million

In 2004, Schneider Electric's sales totaled €10,365 million, for operating income of €1,311 million and net income before minority interests of €565 million.

On a constant structure and exchange rate basis, sales rose 8.5% from the year before. This record increase was driven by strong organic growth, of 8.5%, and a significant contribution from acquisitions.

Suppliers €5,208 million

Schneider Electric made 75% of its purchases from 3,000 suppliers and subcontractors. Purchases included electrical and electronic components, for nearly €1 billion, raw and processed materials, for more than €2 billion, and services, including €400 million for shipping.

Employees €3,380 million

Schneider Electric paid out some €3 billion to its 84,866 employees, two-thirds in gross salary and one-third in payroll expenses and individual and team benefits.

Shareholders €364 million

Schneider Electric paid:

- €334 million in dividends to holders of 226,194,177 shares in the Company.
- €30 million in minority interests.

Schneider Electric

Investments €73 million

Schneider Electric's strategic investments generated €68 million in interest and dividends, taking into account exchange gains and losses and financial provisions.

Banks and bondholders €139 million

Interest on debt, write-downs of equity investments and exchange gains and losses totaled €134 million.

Corporate income and local taxes €436 million

Schneider Electric's financial contribution to its host countries amounted to €333 million in corporate income tax and €103 million in local taxes.

Retained €911 million

Schneider Electric retained €580 million to cover depreciation and amortization and €96 million to cover provisions.
An additional €231 million was held in reserves.
Losses from companies accounted for by the equity method totaled €4 million.

Ratings and indices

This section presents the findings of the leading sustainable development ratings agencies.

Certain organizations such as Innovest, with whom we have had discussions, did not wish to be included in this report.

Dow Jones


04
Sustainability Indexes

www.sustainability-index.com

After being selected for the first time in 2002, Schneider Electric was included in 2005 in the Dow Jones Sustainability Index World and the Dow Jones Sustainability Index Stoxx (for Europe). This family of indices bases its decisions on research provided by Sustainable Asset Management (SAM), an independent asset manager headquartered in Switzerland.

Sustainability Scores


Total Score
Economic Dimension
0%
50%
100%
Environmental Dimension
Social Dimension

Industry Average on a Global Basis
Schneider Electric SA
Best Company on a Global Basis within Industry Group

ASPI Eurozone®

www.vigeo.com

The Advance Sustainable Performance Indices' Eurozone listing tracks the financial performance of 120 leading euroland sustainability performers from the DJ Euro Stoxx benchmark financial universe, based on criteria developed by Vigeo, an agency that rates and assesses corporate social responsibility. Vigeo ratings are used to select the listed stocks, in keeping with ASPI Eurozone® guidelines.


Benchmark : company / industry sector
100
75
50
25
0
Human Resources
Environment
Customers & Suppliers
Corporate Governance
Community Involvement
Human Rights
max sector
min sector
Schneider Electric

Criteria (min -- / max ++)	Rating 2005 / 01	Score 2005 / 01
Human Resources	+	52
Environment	+	48
Customers & Suppliers	++	61
Corporate Governance	=	48
Community Involvement	+	63
Human Rights	+	59

Score scaling : 0 to 100

Core Ratings London


CoreRatings
A ci

www.coreratings.com

This year, Schneider Electric obtained an A rating from Core Ratings, London, a DNV company.

Company Risk Management


Governance
Environmental
Social
Employment
25
50
75
100

Industry Risk Exposure*


Governance 14%
Environmental 30%
Social 30%
Employment 26%

*Electrical Equipment

Ethibel


ETHIBEL
MEMBER OF THE ETHIBEL SUSTAINABILITY INDEXES

www.ethibel.org

Schneider Electric is now included in the Ethibel Investment Register. This reference for socially responsible investing is used by a growing number of European banks, fund managers and institutional investors.

Ethibel offers two products based on its register: the Ethibel Label and the Ethibel Sustainability Index. Its research model takes into account sustainable development and the involvement of stakeholders, two critical components of corporate social responsibility.

Social performance

Employees

Through their diversity,
skills and initiative,
our people contribute daily to
the Company's performance.
It is our responsibility to manage
this valuable resource fairly
and actively.



Men / Women



2003
2004
34.4%
65.6%
36.3%
63.7%
Women
Men

Category



2003
2004
44%
29%
27%
43%
29.4%
27.6%
Line employees
Non-executive staff and technicians
Engineers and managers

Breakdown by Operating Division



2003
2004
58.0%
22.0%
14.5%
5.5%
54.0%
21.0%
18.0%
7.0%
Europe
North America
Asia-Pacific
Rest of the world

Changes in the workforce

The total workforce grew to 84,866 in 2004 from 74,276 in 2003.

As part of its efforts to create a better geographic balance in operations, the Company redeployed resources during the year. The number of employees increased in countries like Australia, India, Indonesia and China.

On the other hand, several employment reduction plans were carried out in the United States and Europe. We took assertive steps to assist employees in re-directing their careers at all concerned sites.

Examples

➢ France

We implemented employment-support programs that gave 1,000 employees the opportunity to create their own companies, take early retirement or develop a personal project if they so desired. A committee with labor and management representatives tracked the process from start to finish to ensure that all participants were committed to success and that the plans were deployed properly.

➢ United States

The Company considered closing its Oxford, Ohio site because base costs were too high. Compensation packages were revised following negotiations between management and local labor unions that brought costs to an acceptable level for all stakeholders. The agreement signed in October 2004 saved 280 jobs at the facility, which makes busbar trunking.

	2003	2004
Average workforce	74,276	84,866
Temporary and permanent contracts	71,850	84,184
Production staff	35,459	40,582
Non production staff	38,817	44,284
New hires	9,924	13,726
Departures	11,996	12,342


Age
2003
2004
6.2%
28.3%
29.2%
26.0%
10.3%
8.3%
29.1%
29.0%
24.0%
9.6%
<25
25-24
35-44
45-54
>55


Seniority
2003
2004
31.4%
29.3%
21.5%
15.0%
2.8%
38.2%
29.0%
17.2%
12.9%
2.7%
<5 years
5-15 years
16-24 years
25-34 years
>35 years



The percentage of people under 25 in the workforce rose noticeably between 2003 and 2004, reflecting in part new hires in fast-growing emerging markets, where we're recruiting local talent.

This trend also shows up in the seniority breakdown, with a significant increase in the "less than five years" category.

An employee creates his own company

Webmaster in Schneider Electric's e-business division, Laurent Courtiade, 38, was included in a workforce-restructuring plan in 2004. He took advantage of the Company's employment-support program to develop an innovative professional and personal project that involves offering renewable energy solutions (wood heat and solar power) for single-family homes.

"When I was renovating my family's home in southeastern France, I found that there weren't many choices for rehabilitation and energy management. I felt that there was an opportunity here for environmentally-friendly solutions."

After being laid off for economic reasons in December 2004, Laurent began a six-month training program financed by Schneider Electric in January 2005 that offers a diploma at the end. His goal is to start up his business in summer 2005 with support and funding from Schneider Electric Initiatives Emploi, an association that helps employees start their own companies.



Employment support

In 2004, more than one thousand employees in France—notably in cross-functional positions—elected to take advantage of restructuring plans to make a career change. 150 decided to create their own companies, with technical and financial support for the first three years. Schneider Electric Initiatives Emploi helped participants prepare, launch and develop their projects. Since the association was created in 1994, 420 projects have been successfully completed.

Employees (continued)



Professional development and internationalization

International mobility

In 2004, we continued to internationalize our management base by fostering international assignments. The inter-country mobility rate rose to 35.8% from 22.3% in 2003. 251 people—16% of them women—representing 51 nationalities took part in mobility programs.

NEW2004 objective:
Achieve an inter-country mobility rate of 20% for international executives


22.4%
22.3%
35.8%
20%
2002
2003
Dec. 31, 2004
2004 target

Training

The average number of days devoted to training doubled in 2004 for line employees, the largest increase among all categories. Health/safety and technical courses were particularly popular. This reflects our deep commitment to developing line operators' job skills.

Training trends were more or less stable for the other categories, excepting a slight decline for administrative staff and technicians. Overall, the average number of days of training per employee rose to 3.25 in 2004 from 2.8 in 2003.

Number of days of training


2003
2004
18.4%
19.1%
25.7%
36.8%
30.2%
8.9%
27.5%
33.4%
Line employees
Administrative staff
Technicians and supervisors
Engineers and managers

Total training costs


2003
2004
10.3%
14.2%
28.8%
46.7%
11.1%
8.2%
31.1%
49.6%
Line employees
Administrative staff
Technicians and supervisors
Engineers and managers

Cumulative days of training by type


2003
2004
21.6%
8.90%
35.0%
17.5%
17.0%
17.36%
10.57%
38.67%
14.02%
19.38%
Foreign languages and IT
Health and safety
Technical
Management
Other

In 2004, line employees filled more than half of the days devoted to health/safety and technical issues.

Engineers and managers filled half of the sessions for management and foreign languages and IT.

Brazil-France: first step in an international career

Fernanda Corigliano, a Brazilian, has worked at the Iberian & International Division's Human Resources Department in France since December 2004. Schneider Electric's Marco Polo international hiring program opened the door to this opportunity.

Through Marco Polo, young graduates and seasoned managers are given a two-year foreign assignment before returning home to continue their careers.



Marco Polo program

In 2004, the Company welcomed 117 graduates from 50 countries into its Marco Polo international hiring program. Marco Polo gives young graduates from around the world the opportunity to gain roughly two years of professional experience abroad.

Schneider Electric University

The Schneider Electric University develops programs for high-level managers and experts. In 2004, 672 managers from 59 countries participated in the university's seminars.

E-learning

In 2004, we added an e-learning program on sustainable development to our online training, which already includes marketing, business and English courses.

Some 45,000 employees have access to e-mail and an intranet.

Fernanda, who holds an MBA with a specialization in Human Resources, worked for a US new technologies firm in Brazil for three years before accepting an offer from Schneider Electric.

"As far as I know, Marco Polo is one of the few truly international hiring programs in the job market," says Fernanda. "It shows that Schneider Electric is interested in high-potential young graduates who speak several languages. Participants can take advantage of their assignment abroad to learn new skills and good practices, which they can later apply in their home countries. For the Company, this is the best way to train recruits in an international environment and to foster a uniform corporate culture around the world."





Indicators

All of the quantitative data provided in this section have been consolidated using two Company-wide methods:

- *Workforce data: A global human resources scorecard, established annually over the past five years based on a bottom-up reporting process.*
- *Environmental data: Reporting tables from the Group environmental affairs department, based on an annual manufacturing site survey.*

This data is then reconciled with information from accounting and purchasing reporting systems to ensure consistency.

All of the social and environmental information provided covers the entire Company, except when specified otherwise.

Employees (continued)



Meaningful dialogue / Surveys

As of end-2004, 99% of our employees had responded to a satisfaction survey within the last two years.

Introduced in 1997, the ProSat survey covers employees from all categories and in all locations every other year.

While we do consolidate the results to obtain a global indicator, we are more interested in using the survey data as a management tool in each country. That's why we follow up each ProSat survey locally with an operating action plan.

Generally speaking, employee expectations concern methods for rewarding risk-taking and teamwork and the development of employability within the Company. Individual commitment and attachment to Schneider Electric's values are considered to be at a good level.

Health and safety

After an initial program devoted to health coverage, several related action plans were carried out in 2004, notably in France, the US and Spain.

A comprehensive initiative to raise awareness about on-the-job safety was introduced in the US. It includes a "safe start" program that describes situations most likely to cause work accidents, an online training module for all employees, and a specific campaign in January, traditionally a peak period for accidents. The number of accidents declined by 153 between 2003 and 2004, representing savings for the Company of around $2 million.

We are currently defining an occupational health and safety policy for the entire Company that should be ready in the first half of 2005.

In France, the Human Resources department developed an experimental approach entitled "psychological dynamics and work" in partnership with work psychologists from Conservatoire National des Arts et Métiers.

NEW2004 objective:
Conduct professional satisfaction surveys among 100% of employees every two years



43.7%
75%
99%
100%
2002
2003
Dec. 31, 2004
2004 target

NEW2004 objective:
Ensure that 100% of employees have health coverage



97%
100%
100%
100%
2002
2003
Dec. 31, 2004
2004 target

NEW2004 objective:
Introduce a variable salary component linked to local and Company-wide results for 100% of employees


52.5%
60%
80%
100%
2002
2003
Dec. 31, 2004
2004 target

Compensation

Employee share ownership

The most recent employee share issue was carried out in 48 countries in 2004, at a 15% discount to the average share price.

As of December 31, 2004, employees held 8,501,683 Schneider Electric SA shares, or 3.76% of the issued capital, through mutual funds.

Variable salary component

One of NEW2004's challenges was to introduce a variable salary component for all employees linked to the Company's local and global results. At end-2004, we achieved a rate of 80%.

For many years, our French employees have benefited from profit-linked incentive schemes and profit sharing plans, giving them a variable salary component representing up to 9% of their total compensation, depending on the Company's results. The challenge to extend this practice across the Company was designed to ensure pay equity in all countries, within the framework of local legislation.



Codifying positions

As part of the program to deploy a global information system for the Human Resources function, Schneider Electric's Human Resources team began a vast project to codify job grades and titles around the world in 2004.

Aside from developing the function, this project structures our skills in all our host countries, including in the less developed world. It will give us a better idea of our competencies and allow us to organize work in a more professional manner.

A major project in China and India

China and India, two key regions for the Company, were among the areas targeted. "The goal is to codify all of the Company's positions, to obtain a list of around 400 grades and titles," explains Cedric Durth, project manager for the Asia-Pacific region. "This will give us a better picture of the current situation and allow us to share the same reference base at last."

Work began in India in 2004. All 900 employees now have a job code, which was designated in close cooperation with their managers.

The same careful process was deployed in Schneider Electric's 15 plants and joint ventures in China. "We needed to identify all our manufacturing positions, and this project was very helpful in doing that," says Jerry Qian, Hiring and Development Manager at Schneider Electric Business Solutions. "We then organized a training session for HR managers in Beijing. Some twenty people attended, which was important because we want transfer this knowledge so the managers can make the project their own."

With around 1,000 new recruits each year, Schneider Electric in China definitely needs a codified system to effectively manage human resources development. "It's a dynamic process," notes Qian, " because we're in a situation of constant change and growth. We have to take the impact on job content into account." At present, 95% of the manufacturing positions in China have been codified. The Corporate, Sales and Support functions will now begin the process.

Employees (continued)



Human rights and diversity

The Company signed several agreements in France in 2004, including:

➢ The **Diversity Charter** launched by Institut Montaigne. With this commitment, the Company promises to reflect the diversity of its host community—notably ethnic and cultural—at all levels of its organization. Going beyond France, we have decided to apply the charter's principles in all our host countries or to update similar policies, for example in the United States.

➢ **A three-year agreement on employing the disabled.**
This agreement with labor representatives was renewed for 2004-2006 as part of our sustainable development policy. It takes a broader view of the issues involved in integrating disabled workers by recognizing the diversity of disability.

Schneider Electric Industries SAS is among the six CAC-40 firms in which disabled employees account for more than 6% of payroll.

➢ **An agreement on job equality between men and women.**
Schneider Electric Industries SAS signed a specific document on this topic with French labor unions in 2004. The agreement recognizes the structural imbalance in the Company's workforce stemming from traditional career choices made by men and women in the past that have channeled a high number of men into technical fields.

Additional information

Departures

	2003	2004
Total departures	11,531	11,289
Resignations	2,992	4,279
Lay-offs	3,609	2,540
Of which lay-offs for economic reasons	1,130	1,061
End of temporary contracts	2,047	2,427
Early retirement	565	350
Other	2,318	1,693

New hires

	2003	2004
Total new hires	10,114	12,241
Permanent contracts	6,341	7,137
Temporary contracts	3,773	5,104

Labor relations - percentage of units with the following representatives:


Labor unions
Employee representatives
Health and safety commission
47.4%
52.6%
40.7%
59.3%
29.3%
70.7%
No
Yes

Work accidents: Frequency rate


2003
2004
20.09
7.33
3.06
27.56
8.73
3.42
Line employees
Non-executive staff and technicians
Engineers and managers

Work accidents: Seriousness rate


2003
2004
0.26
0.11
0.02
0.23
0.06
0.01
Line employees
Non-executive staff and technicians
Engineers and managers

Community



We forge strong commitments with our partners and host communities around the world, because meaningful involvement is indispensable for a global enterprise that wants to maintain deep local roots.



The Schneider Electric Foundation

Created at the end of 1998 under the aegis of Fondation de France, the Schneider Electric Youth Opportunities Foundation helps young people in our host communities get off to a good start. The Foundation supports tangible, long-term projects that focus on education, training and mentoring. It also encourages our team members to get involved and lend a helping hand.

The Foundation's work falls into two main categories:

> The annual fund-raising campaign

The Luli international fund-raising campaign was launched in 2001 to support, encourage and actively assist young people around the world so they don't fall by the wayside. During the week-long campaign, Schneider Electric employees marshal their talents to organize numerous events, including donation drives.

Each year, Luli raises some €4 million, which is distributed to 350 local associations. In 2004, Luli supported 170 projects in more than 70 countries.

> Emergency aid

Alongside Luli, the Foundation supports emergency work during natural and other disasters. In 2004, Schneider Electric and the Foundation provided equipment and financial assistance after the May earthquakes near Algiers.

In December, the Company and the Foundation also launched a global fund-raising drive in response to the Tsunami in Southern Asia.

Asia

One of the largest natural disasters in history struck Asia in December 2004. The entire Schneider Electric community participated in the international response, in particular by donating emergency aid in Indonesia, Sri Lanka, India and Thailand; supporting reconstruction projects selected by team members in the countries hit by the tsunami; and donating equipment and services to restore drinking water and electric power in the disaster area.

Schneider Electric, which is present throughout the region, contributed $3,662,028 to the relief efforts, of which $811,014 in employee donations.

NEW2004 objective:
Ensure that 80% of our sites have a long-term commitment with the Schneider Electric Foundation. Luli is now an integral part of our corporate community.


74%
84%
84.5%
80%
2002
2003
Dec. 31, 2004
Objectif 2004

Community (continued)



Volunteer work at a vacation center for the disabled

"Writing a check is good, but donating your time and work is even better," explains Alain Croset, activity head in a platform of experts.

Along with some one hundred of his colleagues from Grenoble and Montmélian, Alain helped renovate a chalet in the Alps during the summer for ANAE, an association that works with the disabled. ANAE wanted to make the vacation center more accessible to disabled visitors and their families.

Schneider Electric employees and retirees rolled up their sleeves and got down to work in an experience that was both intensive and satisfying.

"The site was very well organized given the number of people involved," says Alain, "and we got done very quickly. It was really exciting to see how the chalet was transformed between June and October. What's more, we participated in a number of activities organized for the disabled and got to know the association and the people who support it much better."





NEW2004 Trophies

Each year since 2002, Schneider Electric has organized a competition to identify best practices for each of the six challenges in the NEW2004 program.
With 468 entries, the 2004 edition enjoyed record participation. The chalet renovation project, entitled "200 days in Pralognan", won the Trophy for challenge no. 6, Develop Corporate Community Responsibility.



Customers

Because customer satisfaction is a focus of our priority improvement plans, we carefully track the rate of very satisfied and dissatisfied customers.

Our BIS image and satisfaction survey, administered throughout our customer base every two years, is a key resource here. The method was primarily designed for the 40 countries that account for 95% of our sales. More than 40 countries have been covered by one or several BIS surveys since 1999. In 2004, the survey was conducted in 20 countries, including the US, France, Germany, Spain, Mexico, Switzerland, India, Japan, Sweden and Russia.

The compiled data has helped us identify major trends.

Our strengths in the area of customer satisfaction include our lineup, customer relationships, technical and sales support, catalogs and delivery of standard products. A look at our customer satisfaction index shows that we continue to outpace our global rivals—a key advantage that we intend to nurture and strengthen in the years ahead.

Concerning our image and brand equity, the Company and its brands benefit from very strong awareness across the customer base. They are perceived as offering high quality products through professional teams that are close to customers. In most countries, they are also seen as solid, benchmark brands and market leaders.

A briefer survey, called "BIS Light", is used for smaller countries. In 2005, eight countries including Ireland, Venezuela, Croatia and South Korea will use it to establish their own diagnostics and action plans to serve customers even more effectively.

Lastly, a quarterly satisfaction survey has been introduced in the Country Organizations to better track the effectiveness of corrective measures.



Suppliers

Schneider Electric's Purchasing Function is highly decentralized, with 750 buyers around the world. Our purchasing represents more than 30,000 indirect jobs with suppliers.

We encourage suppliers to participate in the Global Compact, and take special account of those who have deployed sustainable development programs and initiatives. So far, 140 have signed the Global Compact.

In 2004, we introduced a sustainable development agreement with suppliers in all our host countries defining each party's respective commitments. In addition, as part of our Schneider Supplier Quality Management (SSQM) program, we have set up a single qualification process covering all countries and all steps in the supplier relationship, from identification and qualification to product selection and performance assessment.

Concerning identification, section 9 on sustainable development evaluates a supplier's human rights record according to the SA8000 standard and verification system, as well as its human resources and environmental practices (ISO 14001).
As for qualification, section 8 focuses on safety, health and the environment, in compliance with the Restriction of Hazardous Substances Directive (RoHS).



THE GLOBAL
COMPACT

Environmental performance

Sites

We maintain a constant focus on managing product life cycles more effectively as part of our commitment to improving environmental performance.


Schneider
Electric

In 2004, we conducted our annual review of pollution risks at all our manufacturing sites. None of our 197 production facilities is classified Seveso. We continuously track 14 facilities, of which seven in France, often because of their past manufacturing history (in France, this corresponds to sites that require special environmental protection authorizations). Lastly specific action plans have been established to reduce risks at 14 facilities. The plans have been completed at ten sites and are still under way at the four others.

In 2004, 97% of the manufacturing sites targeted by the NEW2004 program received ISO 14001 certification. The remaining 3% are involved in the certification process. All certified facilities benefit from the continuous improvement methodology set out in ISO 14001.

We intend to extend the ISO 14001 certification process to all logistics sites in 2005 and our R&D facilities before 2008.

Environmental performance

	2002	2003	2004 at 2003 scope of consolidation	2004*
Number of employees at our manufacturing sites	36,983	43,944	41,822	47,140
Amount of waste produced (in metric tons)	109,357	93,736	73,466	94,821
Amount of waste per production site employee (in metric tons)	3	1.9	1.8	2
Percentage of waste recovered	53	65	78	73.5
Equivalent energy consumption (in MWh)	538,111	674,967	628,627	692,298
Energy consumption per production site employee (in MWh)	14.6	15.3	15	14.7
Water consumption (in cubic meters)	1,805,608	1,643,483	1,625,380	1,838,221
Water consumption per production site employee (in cubic meters)	49	37.4	38.9	39

** Data collected from 158 sites versus 139 in 2003*

The figures on per capita water and energy consumption and waste production and recovery have improved significantly over the past three years. Each year, we extend the scope of our evaluation to include any new units that have joined the Company.

Products



Communication on environmental aspects has become indispensable. As a result, the Company issued a directive in 2004 calling for the publication of a product environmental profile (PEP) for all new products. Designed to provide information on environmental performance throughout a product's life cycle, the PEP is based on life cycle analysis (LCA) methodology. In particular, it describes the product's environmental impact calculated using databases available to the general public.

This includes information on such factors as natural resource consumption, greenhouse forcing and ozone layer depletion.

NEW2004 objective:
Ensure that 100% of our sites comply with ISO 14001


67%
74%
97%
100%
2002
2003
Dec. 31, 2004
2004 target



NEW2004 objective:
Ensure that 100% of our new global products comply with eco-design methodology


13%
57%
93%
100%
2002
2003
Dec. 31, 2004
2004 target

Schneider Electric recognized

As part of a competition organized by the French Chambers of Commerce and Industry, Schneider Electric received two environmental awards from the French Ministry of Ecology and Sustainable Development in 2004.

The Company came in second in the "Eco-design for sustainable development" category for the range of speed drives eco-designed and manufactured by Schneider Toshiba Inverter. The approach used for this range has reduced product volume by 19% and mass by 23%.

Schneider Electric also came in second in the "Environmental management for sustainable development" category for its facility in Carros, France, which primarily manufactures automation components.

Products (continued)



In addition, Schneider Electric has committed officially to complying with the EU Restriction of Hazardous Substances (RoHS) Directive for all concerned products worldwide.

As a result, we will eliminate lead, mercury, cadmium, hexavalent chromium and brominated flame retardants from our electrical distribution and low voltage industrial control products.

A dedicated program has been developed to promote the necessary measures in design, industrialization, purchasing and production.

To extend our eco-design approach, we set up specific training sessions in 2004 to help designers, marketing staff, and production and purchasing managers apply the environmental guidelines in our internal product development manual.



Altivar 71 speed drive



Masterpact NT Prisma Plus enclosure



Premium automation platform

RoHS Directive: an ambitious program

In 2003, Schneider Electric launched a program anticipating the EU's Restriction of Hazardous Substances Directive, which will take effect in July 2006. This Directive, which impacts all our research, development and industrialization processes, represents a major challenge for Schneider Electric, as it will eventually expand beyond Europe to become a global benchmark.

In keeping with our commitment to sustainable development, we have decided to apply the Directive's requirements to all our products around the world in the near future. It goes without saying that our products in Europe will be RoHS-compliant before July 1, 2006.

The Scientific & Technical Affairs and Manufacturing Departments are leading the process, which comprises five key steps:

➤ Identify solutions to adapt or substitute components and materials both in-house and with suppliers. The banned substances are lead, mercury, cadmium, hexavalent chromium and two first-generation brominated flame retardants (PBB and PBDE).

➤ Certify all suppliers.

➤ Validate modified products.

➤ Apply action plans to ensure quality and reliability.

➤ Launch new production and market new products.

Another way of looking at product development

With the Altivar 71 speed drive, Schneider Electric has marketed its first entirely eco-designed product.

"Until now, and notably for the Altivar 11, we conducted a materials and life cycle analysis to determine a product's environmental impact," explains Willy Martin, the project's eco-design manager at Schneider Toshiba Inverter Europe (STIE). "With the Altivar 71, the entire development process came under review for the first time."

Altivar 71 is intended for numerous applications, including garage doors, elevators and drills. Some 20 designers worked on the speed drive's mechanical aspects, and another ten worked on the electronic boards. They used several methodologies, including a materials analysis, to establish the product's exact make-up; a life-cycle analysis using EIME software, and an environmental evaluation plan.

"The plan gave the designers a hands-on view of eco-design best practices, for example by identifying solutions to eliminate solder spots or rivets. This was the first time they had to take eco-design constraints into account, and they all recognized that the best practices weren't any more difficult to integrate than traditional design practices—as long as they were factored in at the beginning of the project."

The end result is a speed drive made of similar and/or compatible materials. It is 19% smaller and 27% lighter than the model it replaces. Designed for easy disassembly, the Altivar 71 is more than 80% recyclable.

Following this initial success story, STIE has decided to extend the eco-design process to all major projects developed in its centers in Japan, the US and New Zealand.

PEP for new products

In 2004, Schneider Electric issued a directive calling for the publication of a product environmental profile (PEP) for all new products. The PEP provides information on environmental performance throughout a product's life cycle. By end-2008, 120 products from our 300 product families should have their own PEP.

Altivar 71 environmental impacts


Raw Material Depletion
71.85%
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
Water
Depletion
98.36%
Global Warming
Potential
98.38%
Ozone
Depletion
76.13%
Air Toxicity
98.23%
Photochemical
Ozone Creation
98.18%
Air
Acidification
98.22%
Water Toxicity
98.51%
Hazardous
Waste Production
97.31%
Without eco-design practices
With eco-design practices

For further information


Our Principles of
Responsibility
for a New Electric World
Schneider Electric
and the environment
Schneider Electric
Sustainable Development Report
Welcome to a New Electric World
Commitments
2004 Annual Report
2004 The Year in Review

To send us your comments and/or order documents

> Online:

fr-developpement-durable@schneider-electric.com

> Postal address:

Schneider Electric Industries SAS
Sustainable Development Department
89 boulevard Franklin Roosevelt
92500 Rueil-Malmaison (France)

Schneider Electric SA

Headquarters
43-45, boulevard Franklin-Roosevelt
F-92500 Rueil-Malmaison Cedex (France)
Tel. : +33 (0)1 41 29 85 00
www.schneider-electric.com

Incorporated in France
with issued capital of €1,809,553,416
Registered in Nanterre, RCS 542 048 574
Siret no. 542 048 574 01775

This document was printed on paper made from 100% recyclable fibers and was produced without the use of chlorine or chlorine derivatives. All production process waste was also recycled.

Editor: Gilles Vermot Desroches
Copywriting: Françoise Moinet, Patricia Benchenna
Layout and production: Jack Grison
Photo credits: Agency Getty Images, Agence VU
Photo libraries: ANAE, Schneider Electric
English text: ICC

DDED2005EN

April 2005